UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

NEWSBEAT SOCIAL, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10529

Delaware	45-5067623
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3123 NW Industrial Street Portland, Oregon (Address of principal executive offices)	97210 (Zip Code)

(503) 954-1126 Registrant’s telephone number, including area code

Common Stock (Title of each class of securities issued pursuant to Regulation A)

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In this report, the term “NewsBeat,” “NBS,” “we,” “us,” “our” or “the Company” refers to NewsBeat Social, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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Item 1. Business

Overview

NewsBeat Social, Inc. is a global news agency that generates fact-based video reports from newsworthy events around the world. The Company plans to license its continuously updated library to news publishers, news aggregators, web portals and distributors worldwide. NBS covers the four facts or basic elements of any newsworthy event: who, what, when and where. Each newsworthy event is transformed into a self-contained news report in three formats: Anchored Video, Text and an Audio File, all at a cost to NBS of under $100 per report. Our news reports do not contain any analysis or opinion, nor do they contain native or sponsored content, content marketing. Fake News has recently risen to a heightened level of deep concern for a majority of consumers, a concern which has been solved by our news platform.

NBS is part of the worldwide $174 billion news business, which is in a radical transition. Formed in April 2012, operations commenced Feb. 8, 2013. Since inception, our business has expanded significantly. We have gathered and distributed over 40,000 news reports, reaching viewers in 236 countries and trust territories around the world. Today, we have 30 full-time employees. The average daily news report volume from January 2014 through October 2016 is 44.57 daily reports with one shift 5 days per week. Our daily capacity exceeds 60 reports.

Since 2014, Facebook users have been presented with NBS news videos over 10 billion times, resulting in more than 750 million video “views” on Facebook (lasting 3 seconds or more) and a total of more than 800 million video views across all platforms, with a growth rate for total views of 462% between 2014 and 2015 and a Facebook fan base of approximately 3.4 million people as of the end of the fourth quarter of 2016 (up 21.4% from the previous year-end). From 2014 to 2016, the monthly average number of people our Facebook posts reached increased to 169.8 million in 2016 from 93.9 million in 2014, an 80.8% increase. From 2014 to 2016, the engagement rate of our Facebook audience (i.e., the percentage of such user accounts who view, “like,” comment on or share our news reports, expressed as an average of the 12 monthly engagement rates averages in a year) increased to 20.63% in 2016 from 6.03% in 2014 a 242% increase. NBS has been able to achieve this growth in audience and engagement rate while keeping news gathering and distribution costs below $100 per news report. We believe this rapid growth has proven our thesis that consumers all over the world want to consume and engage with our news reports.

NBS plans to offer a low-cost, high-volume, quality fact-based news product that currently is not available in the marketplace and will appeal to a wide range of publishers. If successful, this approach has the potential to upend the video news business globally and establish a global news agency of record.

•	We estimate the cost of a one-minute NBS news report to be between 5x and 25x less than the cost of one minute of traditional television news. We achieve our low expense rates by using the Internet for most of our news-gathering/fact checking and to date, all of our news report distribution. We monitor news-breaking platforms such as Twitter and Facebook to identify the news events we wish to report, as they emerge. We then use the Internet further, to quickly gather information (which we subject to verification through multiple sources and, when warranted, direct outreach to newsmakers) and quickly source both motion images and still images for our news reports. By using the Internet as our principal information-gathering vehicle, we are able to control our reporting and staffing costs. In addition, we have established a customized, high-volume news operation workflow designed to maximize our internal efficiencies in turning Internet based objective news leads into finished news reports. This allows us to focus on reporting only who, what, when and where of a news event, foregoing news analysis, opinion, deep background and multiple live sources. The result is that we eliminate expensive analysts and talking heads.

•	The $174 billion global news industry is evolving rapidly with centralized broadcast distribution formats across all traditional media, including print, radio and television, being replaced by social media distribution and other, more personalized and decentralized forms of distribution. We believe an opportunity has opened to capture a material segment of the news market as it transitions to social media and Internet distribution through mobile and other personal devices. We have built an operation that emphasizes a lean cost structure, allowing us to gather and distribute video news reporting at a fraction of the cost of many traditional news organizations. The success we have had with our audience to date reinforces our belief that there is a large, underserved market of consumers that want a fact-based, consistent news experience that respects their limited time. Our plan is to continue to expand our news gathering and distribution capabilities in order to efficiently service our licensing opportunities and to earn revenue.

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Native Advertising, Sponsored Content, Content Recommendation and the Rise of Fake News

NBS believes that it has an opportunity to become an important player in the news ecosystem as a result of the growth in sponsored content, native advertising and content recommendation in recent years, as well as explosion in so-called “fake news” during the 2016 U.S. presidential election campaign. Advertising and public relations that masquerades as news, as well as fabricated news, has eroded public trust in news organizations. NBS, with its focus on just the basic facts of a news event, is well positioned to capture the position of trusted news source.

Banner advertisements, which were once the gold standard for web advertising, have declined as consumers became resistant to that form of advertising and stopped clicking on the ads. In place of banner and other display advertising there has arisen native advertising, which is designed to mimic its surroundings. Examples are paid ads that look like search results, tweets and posts on Google Search, Twitter and Facebook, respectively. Readers are more likely to click on these ads, as hinted at in a 2015 Ofcom study that found most British teenagers could not tell the difference between Google ads and Google search results.

Sponsored content is a subset of native advertising. Rather than try to sell products and services directly, some advertisers sponsor articles that seek to inform, entertain and position the advertiser as a thought leader, or engender good will. An example would be a positive article about a subject related indirectly to an advertiser, sponsored by the advertiser, written by the news organization’s advertising staff and posted alongside actual news articles written by journalists. Sponsored content has become a source of revenue not only for digital-only companies such as BuzzFeed and Vice, but also for traditional publications such as The New York Times.

Sponsored and native programming can have the unintended consequence of fraying the credibility of a news organization. While many news outlets create separate teams to author content for advertisers, others instead rely on existing staff or contributors. This practice can blur the line between editorial and advertising functions and create the appearance of a conflict of interest.

Content recommendation is a fast-growing form of advertising exemplified by Outbrain and Taboola. Content-recommendation companies display promoted links on news sites that link to articles on other sites or internal articles on the host site. Increasingly, those promoted links use exaggerated, sensational and sometimes false headlines – so-called clickbait – that lure readers into clicking, thus generating page views, which translates into revenue. Some news sites, such as The New York Times, use in-house content recommendation that links to advertiser content or their own news content.

Fake news, a term that rose to prominence during the 2016 U.S. presidential election campaign, is not advertising but rather false information presented in the form of factual news. Fake news can have many purposes, including disinformation, mischief and revenue from clicks and page views. Fake news operations can be found across the political spectrum and are not confined to either conservative or liberal viewpoints, thus making it difficult for even the skeptical reader or viewer to judge the veracity of information.

NBS believes that the continued blurring among news, advertising and fake news has become an acute problem for news consumers. Viewers are confused as they try to locate factual reports of news events of interest. NBS’s solution is not only our scrupulous devotion to basic facts and verification, but also what we call the “Uberization” of news gathering. Uberization will enable us to rapidly deploy smartphone-equipped journalists anywhere in the world to gather basic information and independently verify facts.

The Advertising Market

Advertisers are seeking to follow this shift in consumer behavior. The fastest growing category of digital advertising is video advertising, with mobile video ads representing nearly a third of all digital video ad spend in 2015 and projected to grow to nearly half of the $13.3 billion U.S. digital video advertising market by 2020, according to a Business Insider Intelligence report from June 2015. The December 2014 Business Insider Intelligence projects that mobile video advertising spend in the United States will grow at a compound annual rate of 73% and top $4.4 billion by 2018, with desktop video growing at a compound annual rate of only 15% over the same period. According to eMarkter worldwide mobile Internet ad spending will increase to $214.7 billion by 2020.

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Our Solution

Our success in developing an international audience is an indication of the opportunity NBS has to become a global news agency of record. As of December 31, 2016, NBS news has been viewed in over 236 different countries and territories. Each market has different dynamics, which has implications for how we launch and market our planned “uberization” (see further discussion of this concept in “Workflow” below) news coverage to domestic and foreign English language news publishers, including what kind of news coverage matters to a particular local market and what sort of positioning will be effective against local competition.

Target Market: Digital publishers that need a video news solution that fulfills advertisers’ needs and reaches the much-sought-after Millennial demographic

Worldwide, at least 18,000 publications, 15,000 online sites and over 3,000 companies exist in the news category, according to membership figures of the World Association of Newspapers and News Publishers (WAN-IFRA). In addition, more than 26,000 television broadcast stations operate globally, according to the latest tally by the CIA World Factbook. In the United States alone, there are more than 15,000 radio broadcast stations. An increasing number of TV and radio broadcast stations operate associated news websites and social-media accounts in addition to their broadcast operations. (sources - http://www.wan-ifra.org/who-we-are and https://www.cia.gov/library/publications/the-world-factbook/fields/2213.html)

Most digital publishers have limited or no capability for producing their own local, regional, national and global video news reports for their websites, mobile apps and social-media distribution platforms, despite growing demand from advertisers. The reason that advertisers are turning to digital video is simple: That’s where the audience is growing. That audience has been elusive for publishers, especially newspapers and magazines.

Our News Product: One-minute video news reports consumed on licensee websites, mobile apps, portals and their social media pages via mobile devices

NBS applies the same consistent formula of the who, what, when and where of a news report, regardless of beat or topic area, so our consumers always know what kind of information to expect from us. NBS one-minute news reports, formatted in a 1080 pixel by 1080 pixel, or “square”, format, are ideal for distribution on mobile devices. Online audiences generally favor short news video reports that are formatted to fit their mobile screens when their phones are held vertically, versus longer videos formatted in a 1920 pixel by 1080 pixel format and designed for screens held horizontally.

Workflow: High daily volume of news reports per newsroom employee

Much of NBS’s operation resembles a traditional newsroom. At the start of each day, the newsroom reviews information online from multiple digital sources, including social media such as Twitter and Facebook, traditional media websites, search engines, free web tools, third-party digital tools and Deep Web databases. Editors vet each report’s veracity and determine newsworthiness through traditional news measures: timeliness, impact, prominence, proximity, novelty, and controversy or conflict. The verified news reports are assigned to newsroom teams, whose members work together to research, fact check, write, edit and run a quality-control check on all reports. In the future, as a part of the use of proceeds from our contemplated Regulation A+ offering, NBS plans to “uberize” fact checking and verification of twitter headlines (and other hard to verify headlines from a variety of social feeds) through a network of recently-graduated journalists in all parts of the world using their smart phones to capture images and video. These fact checking and verification missions are always assigned from NBS to the network to insure quality.

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A key differentiator for NBS is its workflow process. Currently the distribution of NBS news is conducted through social media platforms such as Facebook and YouTube, which do not charge for delivering content such as our news reports to users. Our operation allows us to gather and distribute video news reporting at a fraction of the cost we estimate to be incurred by many traditional news organizations. We plan to scale our news gathering operation to well over 1,000 news reports per 24-hour news cycle and license the entire library to news publishers, news aggregators and web portals worldwide.

Coverage: The top headlines, and beyond

We identify news events by monitoring news-breaking platforms such as Twitter and Facebook, and gather the four ~~e~~lements of any news event (who, what, when, where), which we subject to verification through multiple sources and direct outreach to newsmakers. Being able to gather and distribute a high volume of news reports each day means that NBS can cover more than just the top headlines. As we scale operations, we expect to expand our news coverage to topics that appeal to more targeted segments of our projected syndication audiences around the world. While major headlines of the day are generally the top performing news reports with the broadest level of audience appeal, these reports are also the most competitive. Our experience has been that, on average, the reports that do not deal with the day’s most highly covered news items can often obtain the highest level of audience attention. Therefore, it remains a priority for NBS to cover all the important news for our projected syndication audiences (through licensee publishers) in addition to news events outside the top trending reports of the moment.

Our Planned Revenue Model

Monetization – Publishers worldwide have long struggled to gather and produce video news. This is acutely true of English-language newspapers. Management believes NBS solves a very big and growing problem within the global newspaper ecosystem for a modern, video first news agency “wire” service that focuses only on the factual elements of any news event in the world. Management believes once we scale our news gathering operations to 1,000+ news reports per 24-hour news cycle, that these publishers will license our news product. We believe that our cost structure is disruptive to the current global wire services such as the Associated Press, Reuters, Bloomberg and AFP. We plan to offer our service as follows:

•	The video news reports will be metered and the licensee will pay NBS fees calculated on the basis of “ cost per thousand streams” (“CPM”), each “stream” being a person accessing the video for at least 3 seconds. The CPM will range between $.50 and $1.75 per CPM.

•	Licensees of our news reports sell local/regional advertising around our news product and keep 100% of their advertising revenue.

•	The current retail pricing range in the emerging markets for equivalent video content is a $4.00 to $10.00 CPM and the industrialized first world markets are fetching between a $25.00 up to an $80.00 CPM. There is a huge demand from media buyers wishing to purchase pre-roll advertising that runs hand in hand with premium video content which is fresh and relevant to the consumer.

Our Strategy

Expand news gathering and volume

Our success to date has laid the foundation for expanding our operations. The Company plans to rapidly scale its global news gathering operations to include the uberization model. We believe in month 6 of this scaling operation the Company will be at 500+ news reports for every 24 hour news cycle and by month 15 we will be producing1,000+ news reports per 24 hour news cycle.

Currently, NBS distributes news on Facebook, YouTube, Instagram, Twitter and our own www.newsbeatsocial.com site. None of these distribution platforms are currently paying a license fee to NBS.

Develop license revenue

The intended revenue stream for NBS is licensing, not advertising. By focusing on license revenue, NBS avoids the volatile advertising market and the considerable costs of establishing and managing a global sales force.

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At month 6 we plan to commence our licensing operation by hiring key licensing executive and associates around the world. We believe that by month 15 we will be above 1,000 news reports per 24 hour news cycle and be a “must have” news service for English language publishers around the world.

Our Operations and Expansion

Organization

Our organization is focused on the gathering and distribution of news reports. Of our 30 full-time staff, 24 work on news gathering and 3 on distribution. Everyone involved in our newsroom has a journalism or communications undergraduate degree or relevant experience. We aim to hire journalists who are early in their careers, in order to help keep our costs down, reinforce our brand as a young, and innovative company and avoid generating news reports locked into the aging world views of legacy journalists. In addition, by not reporting the ‘why’ of a news story, we avoid the need for expensive experts to provide analysis and opinion.

Currently our distribution team is focused exclusively on seeking the maximum distribution for a given news report, including through the proper tagging of news reports for particular distribution platforms, and the scheduling and monitoring of news report posts. New employees in distribution are trained in our practices, which have been developed over the course of distributing over 40,000 news reports since 2013. As we scale into our projected license model we plan to expand the distribution team as well as build our own proprietary video syndication platform. Current estimates to build this platform are roughly 3 months to build plus 3 months of debugging the video delivery system.

Our advisory board has, through consultations with management, helped shape the direction of the Company and helped it achieve its successes to date. Advisory board members include Mr. Reese Schonfeld, co-founder of CNN and the Food Network; Mark Pawlosky, a veteran in scaling digital news platforms; Peter Shea, Owner of Entrepreneur Media; Victoria Pope, Former Editor-in-Chief of US News and World Report, Dr. Jaime Laya, former Governor of the Central Bank of Philippines and current Chairman of Philtrust Bank, and Travis Baxter, Content and External Affairs Director at Bauer Media, London.

News Gathering and Distribution

News Gathering Today

Provide Short, Consistently Presented News Reports Covering Various “Beats”

We believe that where and how consumers choose to get their news is a function of convenience and efficiency as well as quality. A headline may communicate the core idea of a news item or encourage someone to read further, but it only delivers a small amount of information. On the other end of the spectrum is a documentary, which takes the audience through an in-depth analysis of a particular news issue. Our news format is designed to go beyond the headline, but ensure that only the key elements of the news report is communicated. These key elements are who, what, when and where of the report. Our news anchors read one-minute news reports that users can watch and listen to at their time of choice (and will also be able to read when we initiate our licensing service). The one-minute format provides sufficient time to inform a viewer about the facts of a news report, but has the benefit of avoiding the additional time and costs associated with editorial opinions, commentary or involved analysis.

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Each day our managing and assignment editors work together with anchors, writers and video journalists locally in Portland, Oregon (21 FTE) as well as remotely in New York (1 FTE), Washington D.C. (1 FTE), and Manila, Philippines to determine the most important news events of the day. All locations work together to submit ideas for news reports and the managing and assignment editor team ultimately decides which reports are gathered. Reports are continually added, deleted and prioritized based on developing events. We aim to have at least 50 news reports distributed each day, with none of them more than 4 hours older than the time of the underlying news event. We cover the news, and issue news reports, in several categories called “beats”.

We believe consumers want to see news reports if they are relevant to them. However, traditional analog news formats require an aggregation of news items, not all of which may be interesting to consumers, and which may be inconsistent in their content type, length, voice, structure and timing. The growth in socially delivered news on Facebook and Twitter, as well as the growth of news aggregation services operated through Facebook, Twitter, Yahoo!, Apple News, Google News, Smart News, Flipboard and others, indicate to us that consumer preferences are changing towards a more personalized news environment. As an example of this growth, according to the Pew Research Center’s State of the News Media 2015 Report, in the United States, 63% of Facebook users and the same percentage of Twitter users get their news via these social media sites, up from 47% and 52%, respectively, two years earlier.

We also believe consumers find it easier to filter and choose among news reports if the reports have standard, predictable characteristics that make them easy to process at the fast speeds at which people process social media feeds and information. However, traditional aggregation services do not report on the news themselves, and so end up delivering a broad range of news types and formats – everything from long-form print articles and videos, to short-form writing using thematic lists (“listicles”), to short-form blog and podcasts. This means that even though the aggregator can help connect a news consumer to relevant news and information, the reports themselves are still delivered through a variety of inconsistent formats that make easy and quick consumption difficult. In contrast, by reporting on the news ourselves, we provide news reports as a completely consistent news reporting experience, regardless of the headline or topic, so consumers don’t have to work hard to find the news they are interested in, and don’t have to adopt a “click and see” approach to finding out what kind of news report they are actually going to get.

Provide Objective Reporting

When gathering and distributing news, it is a key priority of ours that no opinion be conveyed or implied to consumers. We aim to achieve this in a number of ways. First, we focus on gathering verifiable and factually accurate information for our news reports. Second, our one-minute format, and our focus on who, what, when and where, help to squeeze out opportunities for us to intentionally or unintentionally add spin or points of view to our reports. Essentially, the news format we have developed helps us deliver objective news reporting, simply by limiting the amount of time we have in which to cover a news event. In addition, we currently select only globally relevant news reports instead of regional or local coverage; we do this principally because we believe a large share of news consumers are globally oriented, but it also helps us avoid reports where the sources of information may be fewer and the risk of unintentionally injecting bias may consequently be higher. Management believes that a prime focus on objectivity is essential to attracting the largest audience possible. As we scale our projected news gathering volume and implement our “uberization of newsgathering” app we will have more coverage of mega metro areas, regions and countries to service our projected news syndication licensees.

Keep News Gathering Costs Low

Since inception, we have maintained a disciplined approach to our news gathering and distribution costs. We have built a scalable news operation with a lean cost structure, allowing us to gather and distribute news at a fraction of the cost of many other types of news organizations.

As of March 24, 2017, we had 30 employees, spread among three locations. Of these employees, 24 work on news gathering, as anchors, reporters, writers, researchers and editors, and 3 work on news distribution. A majority of our news operations are conducted in-house at our 10,000-square foot headquarters in Portland, Oregon. Portland affords us a lower-cost operating environment than traditional big city news locations such as New York. Portland is the location for the majority of our operations, including researching and confirming news reports, recording the majority of our anchored coverage and conducting back office operations. We have built one stage at our Portland facility, but we have the option of constructing up to two more stages and room for growing our headcount.

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The Portland location is supported by bureaus in New York City, Washington D.C. and Manila, Philippines. These consist of two “backpack reporters”, in the United States who are on-camera news journalists each equipped with a camera, microphones, an iPad, a tripod and a laptop which all fit into a backpack. Our backpack reporters are assigned news reports in a fashion similar to local anchors, but are assigned from an assignment editor in Portland to write and shoot their own reports, typically on location. Since they spend most of their work time on location, they typically gather and compose five reports a day, which is a smaller number than the ten reports typically gathered each day by a full-time journalist in Portland. Our Manila bureau has one journalist writing scripts for our anchors in Portland. We plan to open a green screen operation in the near future as our reporter has experience as a news anchor.

Our backpack reporters replace the traditional satellite truck at a fraction of the cost, while maintaining a great deal of mobility. In addition, our backpack reporters are able to set up their equipment, record a report, and transfer it to our Portland headquarters in an average of twenty minutes per report. Our backpack reporters tend not to leave their respective metro areas, which minimizes expensive travel and accommodation costs associated with traditional newsrooms. In addition to being highly cost-efficient, these backpack reporters can be used tactically to capture news in emerging media markets that may not otherwise get air time from traditional news outlets.

Using our three bureaus combined with our scalable newsroom in Portland has allowed us to develop a high-volume news workflow that generates and distributes news reports at a cost of less than $100 each. For most of the time we have been operating, our costs have been below $100 per news report. In the future, we intend to continue to manage the cost per news report and to manage any increased throughput to try to keep our cost per news report as low as possible while also adding additional administration and overhead to the business.

Workflow systems are at the heart of our ability to deliver news reports at a low cost. We use a modified version of an off-the-shelf, open source workflow management system to track, prioritize, and assign reports and to manage these reports through the entire news gathering and distribution process. We have continued to modify this system over time to add additional tools for the distribution and promotion of news reports, including building a contact database for particular news reports and beats. This has helped us create a database of contacts to use on demand for interviews, quotes and eventual news report distribution. Refinements to our workflow system and staffing model implemented during the fourth quarter of 2015 delivered a 19% improvement in the number of news reports per full-time equivalent newsroom employee, which increased to 52 reports per month when compared to the monthly average over the previous three quarters.

For the year ended December 31, 2015, our news reports cost an average less than $100 per minute, which we estimate to be 5 to 25 times less than traditional television news providers such as CNN, Fox News and MSNBC (based on cost information provided in the Pew Research Center’s State of the News Media 2013 report). For the year ended December 31, 2016 our cost per report continued to be less than $100 per minute. We believe we can continue to reduce our cost per report as our business scales, including by adding more remote news anchors and reporters in lower-cost countries outside the United States. However, we expect the planned enhancements to our workflow system described below under “An uberization model for news gathering” to be the most transformational in terms of cost, quality and coverage.

News Gathering Tomorrow

Increased and more flexible capacity

To expand our news gathering operation, we have developed a plan to rapidly scale to a 24/7 operation and anticipate switching to multiple shifts within our Portland facility if we are able to close our contemplated Regulation A+ offering. We are also planning to hire 20 backpack reporters in twenty major urban areas or national capitol regions around the world. We plan to select cities in which we have signed on English daily newspapers for syndication.

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We have already developed a scalable model for news reporting expansion using teams composed of anchors, news writers and video journalists. These teams work together throughout the day to write, check, record, and develop news reports. Once a news report is written and approved, a video is made of an anchor reading the news report in front of a green screen or on location. The video is then moved to the video editing team, which adds the images and videos that round out the news report process. We believe that the number of these teams, and in many cases the size of these teams, can be expanded to efficiently drive the expansion of more news coverage and reports. While we expand our news gathering and distribution, we will continue to monitor our engagement rates per news report, to help ensure that the quality and appeal of our news coverage is maintained.

An on-demand model for news gathering

The NBS objective one-minute video news report format is designed for consistency. This consistency offers us a major opportunity to further improve our news gathering and distribution workflow. We intend to expand our current system to allow journalists anywhere in the world to work for us on a report-by-report basis. We will put each such journalist through an approval process, and we are creating online versions of our hiring, interviewing and training materials in order to help us approve journalists remotely and also remotely train others who aim to work for us. Approved journalists would not be full-time employees, but would instead work on demand, when our assignment editors require them.

Using this system, our assignment editors could push report verification requests out to a network of contributors in a given location where a news event is happening. If available, and for a fee determined by the local market, any approved journalist in the area could agree to pick up the report, verify the facts on scene and capture on-site footage using their smart phone. The raw elements of the report would then be sent to NBS for review, editing and anchor reading, while a video editor collected the other assets necessary to generate a finished news report for distribution.

By using this system to have some elements of our news gathering operation “uberized”, we will gain the ability to scale reporting capacity up or down each day, depending on how many news events are happening that we wish to cover. We will also gain the ability to pay “uberized” video journalists on demand only, and at their local market rates. In addition, we believe that having on-demand video journalists in multiple locations may help us capture more original footage of news events, boosting our overall news reporting quality and giving us the ability to verify news events as needed in environments where traditional news reporting agencies may have limited or cost-prohibitive coverage.

We have technology development targets to achieve before we will be ready to put our on-demand model into operation. Our current plan is to test the system internally, with full-time staff, in the first half of 2017, and roll it out to selected external markets in the second half of 2017. However, this timing is subject to change and we cannot assure you that the system will be ready for operation on this timeline or by any particular time.

News Distribution Today

Maximize Access to Target Audience

We aim to capture as large an audience as possible with our news distribution. This requires an understanding of where and how our target consumers get their daily news and how our product format can be made to fit into our target distribution channels. We currently distribute news through social media platforms. We also distribute news on our own website. Currently we manage our video distribution via our video content management system (or CMS), provided by You Tube. We plan on building our own proprietary video delivery system based upon the open source JW Player which is an open-source, online video platform providing enterprise-level commercial software and services, including for video management, publishing, syndication and monetization. The JW Player platform also supports dynamic ad insertion capabilities which can be used to support our licensees advertising revenue. With the use of the proceeds from our contemplated Regulation A+ offering we plan to build a proprietary video delivery system to accommodate our projected syndication licensees. The Company believes this system will take a total of six months to build, test and deploy. We plan on doing this while we are scaling our news gathering operation to a minimum of 500 reports per 24-hour news cycle. Management believes this is the minimum amount of news report volume required to attract and retain syndication and license customers.

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The following is a description of the social media channels through which we operated as of October 31, 2016:

Facebook (1.79 billion monthly active users as of September 30, 2016): Facebook is our primary distribution platform, accounting for most of our video views. As of September 30, 2016, Facebook reported having 1.79 billion monthly active users, 8 billion daily video views, over 1 billion daily active users and 1.09 billion daily active mobile users. Our format works well in the Facebook environment as a means of reaching our target market and servicing our projected syndication customers.

Since we began operations in February 2013 management believes we have proven that consumers all over the world want to consume our news reports. We further believe this success will translate to news publishers outside of the Facebook platform. Currently consumers of our news reports are “fed” information from Facebook in their own personalized Newsfeed. A user’s Newsfeed is a stream of digital content, including pictures, status updates and videos, received from a user’s social connections (e.g. friends, family, colleagues etc.) and curated by Facebook’s algorithm for relevancy for the individual user based on the user’s profile. When NBS posts a news report to its Facebook page, Facebook decides what kind of priority this video will get in the feeds it sends to its users, based on its algorithm. In addition, Facebook’s propagation of the news report will increase the more engagement (views, comments, shares) it gets from its initial viewers. We believe that most Facebook users have the time and attention span needed to watch a one-minute news report while scrolling through their Facebook Newsfeed.

Instagram (500+ million monthly active users as of June 2016): Instagram is an online mobile photo-sharing, video-sharing and social networking service that enables its users to take pictures and videos and share them on a variety of social networking platforms, such as Facebook, Twitter, Tumblr and Flickr. We launched an Instagram account in late May 2015 and our account has grown to include 65,524 followers as of November 2016. Instagram is a visually-centric platform that has begun rolling out additional functionalities for companies to use to interact with their followers, including widescreen video and a partner program to help advertisers connect with their audiences.

YouTube (1 billion monthly active users as of April 2014): We launched a YouTube channel in April 2015 and continue to release all our news reports on the YouTube platform. Unlike Facebook, YouTube is an active experience, requiring users to search for or take an action in order to view one of our news reports. As a direct-to-consumer channel, YouTube is not well suited for our format, since it is less likely that our target audience will actively “tune in” to our one-minute news reports. However, we have been successful in using YouTube as a distribution platform for other sites that would like to use our news service. For example in the month of September 2016, over 500 websites embedded one or more of our news reports generating 1.5 million views, other web properties being distributed on YouTube have embedded our news reports in their coverage of events, resulting in views of our news reports of 198,000 or more.

Twitter (317 million monthly active users as of Q3 2016): Twitter is the go-to breaking news service for the majority of its users, beating Facebook as a breaking news service by a 2 to 1 margin according to a recent Pew Research Center survey. However, given that we are not a breaking news service, Twitter does not currently generate a material amount of audience for us. Nevertheless, Twitter is an excellent place to access a community of newsmakers. We have recently begun to experiment with Twitter-based outreach to newsmakers to support our news gathering process, including Skype interviews and quotations.

News Distribution Tomorrow

We intend to syndicate our news reports to third-party news publishing and other types of content websites, as a business-to-business service. NBS expects that syndication will become a viable business opportunity only after we are delivering about 500 news reports a day, which is a benchmark we expect to reach in mid to late 2017, although we cannot assure you when or if we will reach it.

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Revenue Generation

Indirect advertising

Currently, NBS does not receive any revenue from Facebook for ads that the social network is running alongside NBS reports on its platform. Facebook announced in July 2015 that it intends to share ad revenue with publishers in a model similar to YouTube. NBS considers this sort or revenue “indirect” advertising revenue, and expects such revenue to begin materializing from Facebook later in 2017, although we cannot assure you when or if it will begin to do so or whether it will ever amount to a significant revenue flow.

Licensing

We believe that once our news gathering and distribution hits a scale of about 500 news reports a day, there will be opportunities for licensed distribution of our news reports on publishers’ websites. This form of distribution would go beyond YouTube or Facebook video embedding. License news publishing partners would expand the distribution of our news reports for a cost per thousand views and certain minimum view requirements. We believe the pricing we have contemplated is substantially lower than traditional wire services such as the Associated Press, Reuters and AFP. The three of these legacy wire news services cannot offer a value added anchored news product for their licensees. In this model we envision that we and our print journalism partners may also work together to generate additional news reports.

Based on preliminary discussions with five different potential syndication partners, syndication deals will likely involve a minimum monthly CPM fee paid to us by the syndicating party. This deal model is similar to the licensing models offered by traditional newswire services such as Reuters, Bloomberg, AFP and the Associated Press, for the reprinting of their stories.

We anticipate having our first syndication clients approximately six to nine month after the completion of our anticipated Regulation A+ offering. in 2017.

Competition

We believe our competition comprises the major newswire services, including the Associated Press, Reuters, AFP (Agence France Presse), Bloomberg and a handful of regional players such as ANI (Asia News International), and CCTV (China). Our ability to compete against both traditional news wire services and other online news outlets will depend on various factors, including our ability to raise additional financing. This is particularly true because many of our existing and potential competitors have, or could have, substantially greater financial resources than we do.

Online News Outlets and News Aggregation Apps

Hundreds of online news companies have surfaced over the last few years, as consumers have begun spending more time discovering news online. Some of the major companies in this space include the Huffington Post, BuzzFeed, Vice Media, VOX Media, Business Insider, Breitbart, Bleacher Report, First Look Media, The Hill, Pando Daily, Distractify, Viral Nova, Vocativ, Politico, TechCrunch and Gizmodo. In addition, news aggregation services such as Apple News, Google News, Yahoo News, Flipboard, Smart News, News360, Digg, WatchUp and Reddit are also competitive, in that they provide a broad range of news coverage from several outlets and attempt to personalize experiences for users based on the users’ profiles. Most such news sites are focused on text-based news reporting, but some have started to integrate video news stories as part of their reporting. Several, such as Vice and BuzzFeed, have a well-defined brand voice and slanted biased perspective from which they cover news. News aggregation apps could be alternative sources of paid distribution to NBS for a license to our news reports.

Disruptive Short-Form News Providers

While we compete with the universe of traditional news companies and online news outlets, there are three other recent start-ups that we view as distinct from the foregoing competitors and as more direct competitors of ours: NowThisNews, Newsy and AJ+.

NowThisNews began as a social media website in late 2012, but later transitioned into a news outlet that aggregates video news and distributes it in short-form clips. NowThisNews compiles video clips and pictures from a variety of sources and overlays text on the aggregated news clip. The Company started on Facebook, but has since diversified its distribution to a variety of social media outlets, including Snapchat, Twitter, Vine and Instagram, and has even eliminated its own website to focus exclusively on social delivery. NowThisNews has no reporters in the field and no news anchors in the studio. NowThisNews has raised over $27 million to date from a variety of investors, including Oak Investment Partners, Axel Springer Digital Ventures, Lerer Hippeau Ventures, SoftBank Capital and NBCUniversal Media, LLC.

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Newsy was founded in 2008 by an alumnus of the University of Missouri after raising $5 million from the university’s school of journalism and outside investors. Today, Newsy is a multisource, multi-platform video news service that produces short-form video segments. Newsy leverages its website and social media outlets to distribute news. Newsy has also made a recent push towards developing applications for mobile operating systems, such as iOS, Windows and Android. Newsy aggregates and compares both sides of the opinion spectrum for any given news story, leaving it up to the viewer to assess the facts. Newsy has pursued licensing agreements with other online media sites such as CNBC, ESPN, the Huffington Post and the Boston Globe, as a monetization strategy. Newsy has green screen news anchors but no field reporters. In December 2013, Newsy was acquired by the E.W. Scripps Company.

AJ+, launched in 2014, is an online news and current events division of the Al Jazeera Media Network (AJMN), with a focus on short form video. AJ+ distributes digital video and media directly to social platforms (Facebook, YouTube, Twitter and Instagram) and through apps on mobile devices (iOS and Android). AJ+ is separate from Al Jazeera’s other cable and satellite news channels, although it shares the network’s current 68 news bureaus with the other channels. The channel has no hosts or anchors, and live reporting plays a lesser role. Most content is available on demand in the format of animated explainers, satire, current events and short documentaries. AJ+ takes a left-leaning approach to coverage. The AJ+ Facebook page generated 2.2 billion Facebook video views in 2015. Financing for the division is not disclosed. It was announced in January 2016 that Al Jazeera America would shutter its cable TV and digital operations by April 30, 2016, but this is unrelated to Al Jazeera’s global digital operations, which is AJ+.

Fair Use Guidelines

Much of the information and images we use for the development of our news reports are widely available on the Internet and in the public domain. For content that is not public, we follow a set of operating procedures to help ensure that all copyrighted material is used in compliance with the Fair Use doctrine as set forth in Section 107 of the U.S. Copyright Act. All of our news team members are involved in training sessions to help ensure compliance with Fair Use rules and regulations. Once a news report has been completed but before it is distributed, it is reviewed by the managing editor for, among other things, apparent Fair Use problems, and must be approved by the managing editor before release.

Employees

As of March 24, 2017 we had 30 full-time employees, no part time employees and a variety of independent contractors and professional advisors to include lawyers and auditors. These employee headcount number fluctuate depending on a number of factors to include but not limited to, the termination of a low performing employee or an employee terminating their employment.

Legal Proceedings

We may from time to time and in the normal course of business be involved in litigation and claims arising out of our operations.

In June 2012, the Company entered into a Registration and Share Purchase Agreement (the “Agreement”) with a business development company (“BDC”) whereby the BDC was obligated to assist the Company with the completion and filing of a registration statement with the Securities and Exchange Commission. The BDC was to receive 2,000,000 shares of the Company in consideration for the services to be provided, which included the cost of all the legal, accounting and other costs associated with such process. The Company believes that the BDC failed to fulfill its obligations under the agreement, despite numerous efforts by the Company to obtain their performance. On April 17, 2015, the Company notified the BDC that as a result of its failure of performance, it had no entitlement to any shares and no stock certificates were issued.

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On or about March 31, 2017, the BDC filed a complaint in a Minnesota district court alleging that the Company had  breached the Agreement by not providing certain key documents to the BDC, so the BDC was unable to fulfill its obligations.  The BDC is seeking damages in an amount over $50,000 and a determination of the status and value of its stock ownership in the Company.  The Company sees no merit in the claims asserted and intends to vehemently defend against the allegations made in the complaint.  The Company does not believe an accrual for a loss associated with this matter is necessary at this time.

On or about March 21, 2017, an individual plaintiff filed a complaint in an Oregon state court against the Company and certain of its officers and directors alleging fraud in connection with a promissory note issued on or around June 29, 2016, seeking a return of $400,000 in funds advanced to the Company and interest under such promissory note despite the fact that the note has not yet reached maturity. The Company, as well as, the named officers and directors, see no merit in the claims asserted and intend to vehemently defend against the allegations made in the complaint.

Properties

We rent our principal premises, consisting of approximately 6,000 square feet of office space and 4,000 square feet of production space in Portland, Oregon. The building is rented for approximately $11,500 per month and is currently leased on a month-to-month basis. We believe that, if necessary, we could relocate from these premises without material harm to our operations.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors.

NBS plans to offer a low-cost, high-volume, quality fact-based news product that currently is not available in the marketplace and will appeal to a wide range of publishers. If successful, this approach has the potential to upend the video news business globally and establish a global news agency of record.

Results of Operations

Our Planned Revenue Model

Monetization – Publishers worldwide have long struggled to gather and produce video news. This is acutely true of English-language newspapers. Management believes NBS solves a very big and growing problem within the global newspaper ecosystem for a modern, video first news agency “wire” service that focuses only on the factual elements of any news event in the world. Management believes once we scale our news gathering operations to 1,000+ news reports per 24-hour news cycle, that these publishers will license our news product. We believe that our cost structure is disruptive to the current global wire services such as the Associated Press, Reuters, Bloomberg and AFP. We plan to offer our service as follows:

•	The video news reports will be metered and the licensee will pay NBS fees calculated on the basis of “cost per thousand streams” (“CPM”), each “stream” being a person accessing the video for at least 3 seconds. The CPM will range between $.50 and $1.75 per CPM.

•	Licensees of our news reports sell local/regional advertising around our news product and keep 100% of their advertising revenue.

•	The current retail pricing range in the emerging markets for equivalent video content is a $4.00 to $10.00 CPM and the industrialized first world markets are fetching between a $25.00 up to an $80.00 CPM. There is a huge demand from media buyers wishing to purchase pre-roll advertising that runs hand in hand with premium video content which is fresh and relevant to the consumer.

We consider it an important part of our business model that we maintain the average cost of our news reports at a low level compared to traditional news organizations. We track our average cost per news report based on the “gathering, composing, distribution and video management fees” line item in our consolidated statements of operations. This line item includes the costs of news report video, writing, editing and anchoring. It also includes certain marketing brand building advertising fees paid to social networks like Facebook.

Set forth below are certain operating statistics that we consider to be key performance indicators for our business, for the time periods indicated:

	Years Ended December 31,
	2016	2015
Number of news reports distributed	12,210	11,075
Approximate total views[1]	378,000,000	349,000,000
Approximate cost per news report[2]	87.00	93.00
Engagement rate[3]	30.0%	15.6%

[1]	Includes views on Facebook, Instagram, YouTube, Twitter and newsbeatsocial.com.

[2]	Gathering, composing, distribution and video news management fees, as reported in our consolidated statements of operations, divided by the number of news reports distributed.

[3]	The percentage of users who view, “like”, comment on or share our news reports, expressed as an average of the 12 monthly engagement rate averages in a year.

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Year ended December 31, 2016 compared to year ended December 31, 2015

For the periods under discussion, the Company primarily generated revenues from the sale of advertising, which were nominal and which is not part of our current business plan. Historical results are therefore no indication as to future performance.

The following table summarizes the consolidated results of our operations for the periods presented:

	Years Ended December 31,
	2016	2015
REVENUES	$90,000	$132,000
OPERATING EXPENSES:
Production, distribution and video management fees	1,067,203	1,046,071
Depreciation and amortization	215,286	48,571
Legal and professional	537,062	496,181
Stock based compensation	287,380	1,152,730
Selling, marketing, general and administrative	1,597,483	746,575
Impairment of intangible assets	640,611	-
Total operating expenses	4,345,025	3,490,128
LOSS FROM OPERATIONS	(4,255,025)	(3,358,128)
OTHER EXPENSE:
Interest expense	(320,545)	(247,629)
Interest expense – related party	(130,054)	(35,219)
Total other expense	(450,599)	(282,848)
NET LOSS	$(4,705,624)	$(3,640,976)

Revenues. NBS distributes its one-minute news reports on Facebook and to a lesser extent on other social media platforms. We are currently expanding our news gathering and distribution capabilities in order to grow our global reach and audience, while investing in the development of licensing to earn revenue and beginning to invest in an uberization app and proprietary video delivery player to our licensees. Revenues earned in 2015 and 2016 were earned from corporate customer advertising, which no longer drives our business model. Revenues decreased to $90,000 in 2016 from $132,000 in 2015, reflecting the shift in the business model.

Production, distribution and video management fees. Our news gathering, composing, distribution and video news management costs include the costs of our one-minute news reports and their distribution through social media, principally Facebook, including the costs of news report video, writing, editing and anchoring. It also includes certain marketing fees paid to social networks like Facebook for access to audience when ads are run with our news reports – the Company has since abandoned advertising to generate revenue. Those costs increased by $21,132 to $1,067,203 in 2016, as compared to $1,046,071 in 2015, representing a increase of 2.0%. The increase was a mainly a result of increases in the number of news gathering and production personnel in 2016 compared to 2015.

Legal and professional. Legal and professional expenses increased by $40,881 to $537,062 in 2016, as compared to $496,181 in 2015, representing an increase of 8.2%. The increase was principally due to legal, financial advisory and auditing fees related to our Regulation A offering.

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Stock based compensation. The following are the components of stock based compensation for the 2016 and 2015 annual periods:

	Years Ended December 31,
	2016	2015
Series A preferred stock issued for services	$127,500	$600,000
Common stock issued for services	-	100,000
Stock option expense	159,880	314,113
Warrant expense	-	138,617
Stock based compensation	$287,380	$1,152,730

Stock based compensation decreased by $865,350 to $287,380 in 2016, as compared to $1,152,730 in 2015, representing a decrease of 75.1%. The principal reason for the decrease was the issuance of less stock for services in 2016. In 2015 we issued 1,200,000 shares of Series A Preferred Stock to consultants for services at $0.50 per share and 50,000 shares of Common Stock to advisors with a fair value of $100,000. In 2016 we issued 255,000 shares of Series A Preferred Stock for various services with a fair value of $127,500.

Stock option expense represents the fair value of options earned over the period of service. The fair value of warrants issued for services are expensed in the period of issuance, and those issued in connection with convertible promissory notes are amortized over the life of the debt and included in interest expense. The fair value of options and warrants are in each case determined using the Black-Scholes option pricing model. In 2016 and 2015, 1,824,722 and 650,000 stock options, respectively, were granted. Stock option expense in 2016 was $159,880, representing a decrease from the $314,113 expense in 2015. The decrease was a result of forfeitures of stock options from terminated employees in 2016.

Warrant expense was $0 in 2016 compared to $138,617 in 2015, as no warrants were granted in 2016. The fair value of all issuances were based on a fair value for the Company’s Common Stock of $2.00 per share.

Selling, marketing, general and administrative. Selling, marketing, general and administrative expense includes selling, general and administrative expenses and general marketing expenses not including the marketing fees associated with the distribution of individual news reports on particular social media platforms, which fees are included in our “Production, distribution and video management fees” line item. Selling, general and administrative expenses increased by $850,908 to $1,597,483 in 2016, as compared to $746,575 in 2015, representing an increase of 114%. This increase is generally reflective of the growth of our operations. Costs with significant increases included officers’ salaries, employee benefit expense, filing fees, professional services, general office expenses and internet/communications costs, offset by a reduction in corporate travel expenses.

Impairment of intangible assets. During the year ended December 31, 2016, we recorded an impairment charge of $640,611, as management elected to abandon any further development or use of the Allsay intellectual property due to the significant costs involved with continued development.

Other expense – interest expense and financing fee. In 2016, interest expense increased by $167,751 to $450,599, representing an increase of 59.3% as compared to interest expense of $282,848 in 2015. In 2016, we incurred interest expense in connection with our 10% unsecured promissory note, flat interest loans and unsecured bridge notes. In 2015, we incurred the amortization of debt discount, all non-cash, based on the fair value of common stock purchase warrants issued to 15% secured convertible promissory noteholders, and non-cash interest in connection with our 15% secured convertible promissory notes and our 7% convertible promissory note ($600,000, issued to the same related party director).

Net loss. For the foregoing reasons, we incurred a net loss of $4,705,624 in 2016, as compared to a $3,640,976 loss in 2015, representing an increase in net loss of $1,064,648 or 29.2%.

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Trends and Uncertainties

Historical facts are not an indication of future performance. NBS is an early stage news business. As such, business models in any early stage company evolve and try new methods of earning revenues and becoming profitable NBS has focused its business model on scaling a global news gathering operation sufficient to compete with the established news wire services and offer our news product at substantially lower license fees than legacy news wire services.

Liquidity and Capital Resources

Going Concern

Our consolidated financial statements appearing elsewhere in this report have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2016, we had cash of $55,543, a working capital deficit of $3,103,889 and a stockholders’ deficit of $2,985,656. At December 31, 2015, we had cash of $530,077, a working capital deficit of $533,572 and a stockholders’ deficit of $131,023. We have generated minimal revenues and have incurred net losses since inception. These conditions raise substantial doubt about our ability to continue as a going concern for a period of at least one year from the date to which this report relates. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Since inception, our principal sources of operating funds have been cash proceeds from the sale of Common Stock and Series A Preferred Stock and the issuance of convertible promissory notes, and cash received from the exercise of common stock purchase warrants. We expect that our current cash on hand will fund our operations through July, 2017.  However, we will need to raise additional capital in order to meet our obligations and execute our business plan for at least the next twelve-month period thereafter. There can be no assurance that financing will be available when needed or that management will be able to obtain such financing on acceptable terms. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Operating, Investing & Financing Activities

During the year ended December 31, 2016, we used $2.7 million in cash from operating activities. Cash used in operating activities during the year ended December 31, 2016 primarily consisted of our net loss of $4.7 million, offset by non-cash charges of $1.4 million and from net working capital sources of cash of $0.6 million. Non-cash charges consisted primarily of the impairment of purchased intangible assets of $0.6 million, stock-based compensation of $0.3 million, and depreciation and amortization of $0.2 million. Working capital sources of cash mainly consisted of an increase in accounts payable of $0.3 million, accrued interest of $0.3 million, prepaid expenses and other current assets of $0.1 million, partially offset by an increase in accrued expenses.

Net cash used by investing activities of $0.1 million during the year ended December 31, 2016 consisted of purchases of property and equipment.

Net cash provided by financing activities of $2.3 million during the year ended December 31, 2016 represents proceeds from the issuance of Series A Preferred Stock of $0.6 million, and notes and bridge financings of $1.7 million.

During the year ended December 31, 2015, we used $2.0 million in cash from operating activities. Cash used in operating activities during the year ended December 31, 2015 primarily consisted of our net loss of $3.6 million, offset by non-cash charges of $1.3 million and from net working capital sources of cash of $0.3 million. Non-cash charges consisted primarily of stock-based compensation of $1.2 million, and depreciation and amortization of $0.2 million. Working capital sources of cash mainly consisted of an increase in accounts payable of less than $0.1 million, accrued interest of $0.1 million and decrease of prepaid expenses and other current assets of less than $0.1 million.

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Net cash used by investing activities of less than $0.1 million during the year ended December 31, 2015 consisted of purchases of property and equipment.

Net cash provided by financing activities of $2.3 million during the year ended December 31, 2015 represents proceeds from the issuance of Series A Preferred Stock of $1.8 million, and notes of $0.5 million.

Bridge Financing

During the period from June through December 2016, we issued $1,150,000 of unsecured Bridge Notes to accredited investors. The Bridge Notes bear interest at a rate of 1.67% per month, with a stated minimum interest amount of 5% of principal, and most are due the first business day after we complete our final closing of common stock (the “Reg A+ IPO”) pursuant to Regulation A under the Securities Act of 1933 (the “Securities Act”). In the event the maturity date does not occur within one (1) year of the issuance date of the Bridge Notes, the Bridge Notes shall mature upon payee’s demand. We may, at any time and from time to time, without premium or penalty, prepay all or any portion of the outstanding obligations under the Bridge Note, including without limitation accrued but unpaid interest on the outstanding principal amount.

Of the $1,150,000 in proceeds, $200,000 was received from the Founding Director and $300,000 was received from an affiliate of another Director. The Bridge Note payable to the Founding Director and one other note payable for $50,000 are due the first business day after we receive a minimum of $4 million of proceeds in our contemplated Regulation A+ IPO.

In conjunction with the issuance of the Bridge Notes, we immediately issued a share of common stock for each $2.00 of principal received, or an aggregate of 575,000 shares of common stock with a relative fair value of $403,247 which was recorded as a debt discount. During the year ended December 31, 2016, we amortized $166,474 of the debt discount as interest expense. During the year ended December 31, 2016, we recorded an additional $93,434 of contractual interest expense.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at December 31, 2016. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

We do not have any material ongoing material contracts that extend beyond a one-year period or which are not cancellable sooner. We lease our current office space on a month-to-month basis. We have no material contingent obligations.

Best Efforts Regulation A+ Offering

The Company signed an Underwriting Agreement (“UA”) dated July 11, 2016 with W.R. Hambrecht + Co., LLC (“Hambrecht”) to act as its underwriter to issue and sell a minimum of 200,000 and up to a maximum of 10,000,000 shares of its common stock to investors in an initial public offering pursuant to a Tier Two Regulation A+ offering on a best efforts basis only. Minimum gross proceeds of $1 million must be raised by October 9, 2016 or, by its terms, the offering will terminate. The offering may be extended upon agreement with the underwriter and upon completion of certain filings with and approval from the Securities and Exchange Commission. There can be no assurance provided by the Company that it will be successful in receiving proceeds in such an offering.

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The UA is to remain in effect for one year, unless terminated earlier under certain circumstances. The underwriter shall act on a “best efforts” basis and serve as the lead placement agent on the offering. For the advisory portion of its services the underwriter was paid $10,000 per month through December 31, 2015 for a total of $50,000 in advisory fees. This amount will be offset against any commissions earned by Hambrecht under the UA. The UA provides for an underwriting fee of 5% of the gross proceeds and five-year warrants to purchase common shares equal to 5% of the total number of shares offered in the final offering statement with an exercise price at a fifteen percent premium to the offering price. The Company is responsible for all fees associated with the offering without exception, except for legal fees related to the qualification of the securities offered under state securities laws and FINRA clearance, which separate fees shall not exceed $30,000. The Company is required to reimburse the underwriter, on request, for any fees paid on its behalf whether or not the offering is consummated.

The UA was terminated on August 1, 2016, and no advisory and underwriting fees were paid in the fiscal year ended December 31, 2016.

Letter of Intent – Philippines

Company signed a letter of intent (“LOI”), dated May 4, 2016, with an investment bank in the Philippines to act as lead underwriter for the Company’s planned public offering of its common shares in the Philippines and listing on the Philippines Stock Exchange. There can be no assurance that the Company will be successful in completing such an offering and listing.

The LOI expired on August 1, 2016, but was subsequently extended until December 31, 2016. The LOI may be cancelled on 30 days’ advance notice by either party. The underwriter shall act on a “best efforts” basis and serve as the exclusive placement agent on the Philippine Stock Exchange (“PSE”). The LOI requires the execution of a definitive underwriting agreement within 14 days of the receipt of all approvals, including without limitation of the PSE and the Philippines SEC, provides for an underwriting fee of 5% of the funds raised by the Philippines underwriter and five-year warrants to purchase common shares equal to 5% of the total number of shares sold and registered on the PSE. The Company intends to raise an aggregate amount in the Philippines public offering and the offering described in Note H.1 herein that does not exceed $50 million. The Company is responsible for regulatory, legal, accounting and audit fees and other out-of-pocket expenses of the Philippines public offering. The Company is required to reimburse the Philippines underwriter, on request, for any fees paid on its behalf whether or not the offering is consummated. Investors in the Philippines or elsewhere who receive general solicitation not targeted at the Philippines and who invest other that through the Philippines underwriter will not be part of the Philippines public offering.

The LOI expired on December 31, 2016.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Material Weaknesses

In connection with the audits of our consolidated financial statements for the years ended December 31, 2016 and 2015, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complex transactions and a lack of separation of duties between accounting and other functions.

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We subsequently hired a controller who is supervised by the Chairman of our Audit Committee, Mr. Murray Smith who has deep experience in being a CFO of public companies. Although we are aware of the risks associated with not having additional accounting personnel, we are also at an early stage in the development of our business. We expect to expand our accounting function and improve our internal accounting procedures and separation of duties as we grow our business and can more readily absorb the costs of such expansion and improvements. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

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Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re- measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The fair value of the Company’s common stock was estimated by management based on observations of the cash sales prices of its common shares. Awards granted to directors are treated on the same basis as awards granted to employees.

Fair Value Measurement

The Company measures the fair value of financial assets and liabilities based on applicable accounting guidance, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The fair value of the Company's cash, accounts receivable, accounts payable, and accrued expenses approximates the carrying amounts of such instruments due to their short maturity. The fair value of the convertible promissory notes approximates the carrying amount because the rate and terms currently available to the Company approximate the rate and terms on the existing debt.

Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Shares that are subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which include preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies common stock purchase warrants and other free standing derivative financial instruments as equity if the contracts (i) require physical settlement or net-share settlement, (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), or (iii) do not permit the holder to readily convert into cash due to an inactive trading market. The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock, satisfied the criteria for classification as equity instruments.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company has identified impairment losses for the year ended December 31, 2016.

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Recently Issued and Adopted Accounting Pronouncements

Refer to footnotes to the consolidated financial statements for recently issued accounting pronouncements that may have a material impact on the Company.

Relaxed Ongoing Reporting Requirements

Subsequent to the completion of our contemplated Regulation A+ offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will continue to be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. We became subject to these requirements upon the qualification of our original filing under Regulation A, even though we have not yet sold any securities pursuant to Regulation A. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Set forth below is information regarding our directors and executive officers as of December 31, 2016. Each director holds his office until he resigns or is removed and his successor is elected and qualified.

Name	Age	Title	Term of Office
Stanley W. Fields	59	Chief Executive Officer and Director	Since April 2012
Colt Melby	59	Director	Since December 2015
Kurt Thomet	57	Director	Since July 2013
Murray G. Smith	45	Director	Since June 2016

Stanley W. Fields is the founder, Chief Executive Officer and a director of the Company. Prior to founding the Company, in 2010, Mr. Fields launched a pilot video news service called Net Green News. Mr. Fields is a career entrepreneur with 30 years of experience. Prior to founding the Company and Net Green News, Mr. Fields was involved in the creation of several other media and environmental initiatives, including Cultural Creative Network, Pulse Information Network (PIN), and was an early investor in GridPoint, Inc. Outside of his business endeavors, Mr. Fields has also been involved with major philanthropic activities including serving on the Corporate Board of the Environmental Media Association from 2006 through 2009. Mr. Fields is a fourth-generation Oregonian and resides with his family in Lake Oswego, Oregon. We believe that as a founder of the Company with substantial entrepreneurial and news video experience, Mr. Fields has the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

Colt Melby was appointed Chairman and CEO of the company after the ORHub Asset Purchase. He was an initial Member of ORHub, LLC in November 2015 and served as its CEO. He has had a 30+ year career as a senior level executive in both public and private companies. Mr. Melby is an active entrepreneur and investor, taking officer positions when needed. His focus is on high-growth companies, recently in digital health and regenerative medicine.

 Since December 2015, Mr. Melby has been an independent Director on the Board of News Beat Social (NBS), a company that is in the process of a Reg A plus IPO. Prior to ORHub and the Company, between 2008 and 2014, Mr. Melby served as Chairman of the Board at CUI Global, Inc. a publicly traded holding company that develops and commercializes Innovative Industrial and Power Technologies (Nasdaq:CUI). Between 2012 and 2014, Mr. Melby also served as Vice Chairman of the Board at Quest Resource Holding Corp (Nasdaq:QRHC) and was the CEO of Earth911 (the predecessor company to QRHC). Previously, Mr. Melby financed the acquisition of Smith & Wesson by a public company. He subsequently served as President and Chief Operating Officer of publicly held Smith & Wesson Holding Corporation (NASDAQ:SWHC) from September 2002 to December 2003 and served on the Board of SWHC between 2001-2008. Mr. Melby has also served in a number of positions within the aerospace industry, most recently with Metal Form, Inc., a privately held aerospace manufacturing company, where he served as President and Chief Executive Officer from 1987 to September of 1999.

Kurt Thomet has been a member of our board of directors since July 2013. Mr. Thomet was the President and founder of Quest Solution (OTC: QUES), a mobile integration company, from July 1994 through June 2015 setting strategic direction of the company and directing the operations team. Mr. Thomet also has been the President of Hawaii Tours Wholesale, a tourism company, from July 2005 to January 2013. Mr. Thomet began his career opening the first computer store in Eugene, Oregon in 1981. We believe Mr. Thomet’s executive experience and his association as a founding director of the Company make him well qualified to serve on our Board of Directors.

Murray G. Smith has been a member of our board of directors since June 2016. Mr. Smith is a licensed Certified Public Accountant with over twenty-three years’ accounting and finance leadership experience. Mr. Smith operates his own consulting practice focusing on contract-chief financial officer services, corporate restructuring and ‘turnaround’ projects, Sarbanes-Oxley compliance and internal audit outsourcing. Mr. Smith is also a Certified Fraud Examiner. Mr. Smith served as the Chief Financial Officer for Paulson Capital Corp. (NASDAQ: PLCC) from 2010-2014 where he was involved in a reverse merger transaction of the parent company and a simultaneous spinning out its broker-dealer subsidiary to a new ownership group and the creation of a $10 million liquidating trust. He also served as the Chief Financial Officer for Jewett- Cameron Trading Company, Ltd. (NASDAQ: JCTCF) from 2009-2015. Mr. Smith’s other previous employers have included Intel, Arthur Andersen and Teledyne. He is a graduate of the University of Washington, with a Bachelor of Arts degree awarded in 1993 in Business Administration with a concentration in Accounting. Mr. Smith previously held the following FINRA Licenses: Series 7, 27 and 66.

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Family Relationships

There are no family relationships between any director, executive officer or significant employee of the Company.

Board Composition

Our board of directors currently consists of four members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chief Executive Officer, Chief Financial Officer, Secretary and such other offices as may be determined by the board.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Director Independence

Rule 5605 of the NASDAQ Listing Rules requires a majority of a listed company’s board of directors to comprise independent directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our board of directors has reviewed the composition of its committees, to be in effect immediately after the closing of our contemplated Regulation A+ offering, and the independence of each director. Based upon information requested from and provided by each director concerning that director’s background, employment and affiliations, including family relationships, our board has determined that each of Messrs. Melby, Thomet and Smith is an “independent director” as defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board has also determined that Messrs. Melby, Thomet, Pettit and Smith satisfy the independence standards under SEC and NASDAQ rules for the respective committees to which they have been assigned. In making such determinations, our board considered the relationships that each such person has with our Company and all the other facts and circumstances our board deemed relevant in determining independence, including the beneficial ownership of our capital stock by each such person.

Board Committees

We have established three standing committees — audit, compensation and nominating and corporate governance — each of which operates under a charter that has been approved by our board.

Audit Committee

We have appointed one member of our Board of Directors to the audit committee, Mr. Smith (Chairman). Our board of directors has determined that Mr. Smith qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ Listing Rules.

Our audit committee will assist our board of directors in its oversight of our accounting and financial reporting process and the audits of our consolidated financial statements. Our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

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•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal accounting function;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

•	meeting independently with our internal accounting staff, registered public accounting firm and management;

•	reviewing and approving or ratifying related party transactions; and

•	preparing the audit committee reports required by SEC rules.

Compensation Committee

We have appointed one member of our Board of Directors to the compensation committee, Mr. Melby (Chairman). Our compensation committee will assist our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee’s responsibilities will include:

•	reviewing and approving corporate goals and objectives with respect to Chief Executive Officer compensation;

•	making recommendations to our board with respect to the compensation of our Chief Executive Officer and our other executive officers;

•	overseeing evaluations of our senior executives;

•	review and assess the independence of compensation advisers;

•	overseeing and administering our equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure; and

•	preparing the compensation committee reports required by SEC rules.

Nominating and Corporate Governance Committee

We have appointed one members of our Board of Directors to the nominating and corporate governance committee, Mr. Kurt Thomet. The nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to be appointed to each committee of our board of directors;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending corporate governance principles to the board; and

•	overseeing periodic evaluations of board members.

Board Leadership Structure and Risk Oversight

Our board of directors has combined the role of Chairman of the Board with the role of Chief Executive Officer. We believe this provides an efficient and effective leadership model for our Company. Combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision making, and alignment on corporate strategy.

The board of directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees also provides risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

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Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or NASDAQ rules in regard to any amendments to, or waivers from, any provision of the code.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all compensation paid to our named executive officers during the years ended December 31, 2016 and 2015. Individuals we refer to as our two most highly compensated executive officers include our Chief Executive Officer and our most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the year ended December 31, 2016.

						Non-
						Equity	Nonqualified
Name and						Incentive	Deferred
principal				Stock	Option	Plan	Compensation	All Other	Total
position	Year	Salary(3)	Bonus	Awards	Awards	Compensation	Earnings	Compensation	($)
Stanley W. Fields	2016	$198,077	$-	$-	$-	$-	$-	$-	$198,077
Chief Executive Officer	2015	$164,423	$-	$-	$-	$-	$-	$-	$164,423

Geoff Campbell	2016	$139,962	$-	$-	$-	$-	$-	$-	$139,962
President	2015	60,577	$-	$-	$-	$-	$-	$-	60,577

Myron Landin	2016	$102,461	$-	$-	$-	$-	$-	$-	$102,461
CFO	2015	$18,461	$-	$-	$-	$-	$-	$-	18,461

(1)	Notwithstanding that the employment agreement for Mr. Fields (described below) was effective as of July 1, 2015, the salary corresponding to such employment agreements was not deemed to be in effect until February 2016.

Narrative Disclosure to Summary Compensation Table

Stanley W. Fields

Mr. Fields’ salary for January 2015 through August 2015 was $150,000 per annum. In September 2015, Mr. Fields’ salary was increased by $25,000 per annum to $175,000. In February 2016 it was increased to $200,000. Mr. Fields did not receive any additional compensation during 2015 or 2016.

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The Company entered into an employment agreement with Mr. Fields on May 25, 2016, effective as of July 1, 2015. The term of the employment agreement is through April 30, 2017, after which Mr. Fields will continue as the CEO until the agreement is renewed at the next meeting of the Board of Directors. Mr. Fields is entitled to salary compensation at the rate of $200,000 per annum, which salary will be reviewed upon consummation of an online public offering with gross proceeds exceeding $5,000,000. In the event that Mr. Fields is terminated for any reason other than for cause or Mr. Fields resigns with good reason, the Company will pay to Mr. Fields the greater of (i) Mr. Fields’ total base salary for the term of the initial term of his employment agreement less all base salary previously paid to Mr. Fields by the Company or (ii) 4 months of base salary. Such severance will be paid on the same schedule as salary payments were made to Mr. Fields prior to termination. In addition, all stock options or other equity incentives held by Mr. Fields that remain subject to vesting, whether upon performance or upon the passage of time or otherwise, will become fully vested at the moment immediately preceding the termination. The Company will also make a payment to reimburse Mr. Fields in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment. In the event of a change of control, the Company will pay to Mr. Fields the greater of (i) Mr. Fields’ total base salary for the initial term of his employment agreement less all base salary previously paid to Mr. Fields by the Company or (i)    12 months of base salary. Such payment will be made in a lump sum upon the occurrence of the change of control. In addition, all stock options or other equity incentives held by Mr. Fields that remain subject to vesting, whether upon performance or upon the passage of time or otherwise, will become fully vested at the moment immediately preceding the occurrence of the change of control. The Company will also pay Mr. Fields an amount equal to all federal, state, local or foreign taxes incurred as a result of such change of control payments. Mr. Fields is subject to non-competition and non-solicitation provisions pursuant to the employment agreement.

Geoff Campbell

In May 2016, the Company entered into an employment agreement with Mr. Geoff Campbell as its President (the “President”). The term of the agreement with the President expires on April 30, 2017. Annual compensation shall be at the rate of $175,000 per annum and will be reviewed upon the Company completing a sale of its common stock exceeding $5,000,000, and shall be adjusted to remain consistent with other corporate executives. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets Exchange.

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the President equal to the greater of: (i) the President’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the President in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the President that remain subject to vesting shall become fully vested. In the event of termination by President for Good Reason, as defined in the agreement, the President is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding paragraph shall be four months.

If this agreement is terminated by President other than for Good Reason or if this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the President, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the President shall forever cease to vest as of the termination date. The President would have the right to exercise options vested as of the termination date for 90 days thereafter.

During the term of the agreement and for 18 months after termination for whatever reason, the President is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

In addition, on May 10, 2016, the President was granted 963,932, options under the Company’s 2016 Plan to acquire an equal number of common shares at $2.80 per share. The options expired unexercised as of December 31, 2016.

Mr. Campbell resigned effective September 23, 2016 and Mr. Fields assumed his responsibilities.

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Myron Landin

In May 2016, the Company entered into an employment agreement with Mr. Myron Landin as its Chief Financial Officer (the “CFO”). The term of the agreement with the CFO expires on November 1, 2016. Annual compensation shall be at the rate of $120,000 per annum and will be reviewed upon the Company completing a sale of its common stock exceeding $5,000,000, and shall be adjusted to remain consistent with other corporate executives. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets Exchange.

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the CFO equal to the greater of: (i) the CFO’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the CFO in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the CFO that remain subject to vesting shall become fully vested. In the event of termination by CFO for Good Reason, as defined in the agreement, the CFO is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding section 6.c.(a)(ii) shall be four months.

If this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the CFO, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the CFO shall forever cease to vest as of the termination date. The CFO would have the right to exercise options vested as of the termination date for 90 days thereafter.

Notwithstanding the foregoing, either party may terminate the agreement on 60 days advance notice. Following the 60 day notice period, all compensation owed to CFO shall cease except that if CFO’s last day of employment is after the 15th day of any month, CFO’s compensation will continue through the end of that month.

During the term of the agreement and for 18 months after termination for whatever reason, the CFO is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

In addition, on May 10, 2016, the CFO was granted 360,791 options under the Company’s 2016 Plan to acquire an equal number of common shares at $2.80 per share. Of the total options granted, 210,462 were vested and exercisable at the date of grant and the remainder vest and become exercisable at the rate of 25,055 per month commencing June 1, 2016 until fully vested on November 1, 2016. The options expire October 31, 2020 unless the CFO is terminated for Cause. The options expired unexercised as of December 31, 2016.

Mr. Landin’s employment agreement terminated on November 1, 2016 and Mr. Fields became the Company’s principal financial officer.

Equity Compensation Plan Information

Outstanding Equity Awards at Year End

2012 Stock Option Plan

The Board of Directors adopted the 2012 Stock Option Plan on March 29, 2013 (the “Option Plan”). The initial maximum aggregate number of common shares reserved and available for grant and issuance pursuant to the Option Plan was 2,500,000, which was increased to 5,000,000 on June 20, 2015. The purpose of the Option Plan is to offer certain employees and consultants of the Company or any affiliate the opportunity to acquire a proprietary interest in the Company by the grant of options to purchase shares of common stock. Stock options granted under the Option Plan may be Incentive Options or Non-Qualified Options, as determined by the Board at the time of grant of an option. Only employees can receive Incentive Options. The Option Plan is administered by the Board of Directors or by a committee appointed thereby. The vesting term is determined at the time of the individual grant.

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The Option Plan has a term of ten years unless sooner terminated, amended or suspended by the Board, but no action by the Board shall be made which would materially impair the rights of any optionee under any grant previously made without his or her consent. The term of each option is the term stated in the option agreement; provided, however, that the term may not be more than ten years from the date of grant. However, in the case of an Incentive Stock Option granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company or any affiliate, the per share exercise price shall be no less than 110% of the fair market value per share on the date of grant. Options granted under the plan may be immediately exercisable, or may be exercisable in installments, as determined at the time of grant.

2012 Warrant Purchase Plan

The Board of Directors adopted the 2012 Warrant Plan (the “Warrant Plan”) on March 29, 2013 to offer certain consultants, investors and business partners of the Company or any affiliate the opportunity to acquire a proprietary interest in the Company by the issue of warrants to purchase shares of common stock. Warrants issued under the Warrant Plan may be immediately exercisable, or may be exercisable in installments, as determined by the Board at the time of issue. The Warrant Plan has a term of ten years. Warrants issued under the Plan have a maximum term of ten years from the date of issuance. The initial maximum aggregate number of Shares reserved and available for issuance under the Plan was 750,000. The per share exercise price upon exercise of a warrant is determined by the Board, but may not be no less than 100% of the fair market value per share on the date of issuance as determined by the Board. The vesting terms of a warrant, if any, are determined by the Board.

The purchase price upon exercise of a warrant may consist entirely of (i) cash, (ii) check, (iii) other shares, subject under certain circumstances to a holding period, and having a fair market value on the date of purchase equal to the aggregate exercise price, (iv) a promissory note in form and substance acceptable to the Board, with such obligation secured by such collateral as the Board may determine, all in the sole discretion of the Board, or (v) any combination of the foregoing methods of payment. Warrants may only be exercised while the business relationship between the Company and the grantee continues and for thirty days thereafter, or for twelve months in the case of disability of the grantee. The Company may offer to buy outstanding warrants. Warrants are not transferable and unexercised warrants are returned to the Warrant Plan. Corporate misconduct by the grantee immediately voids the warrant. The warrants have anti-dilution provisions in the event of a change in capitalization. Upon notice of a corporate liquidation, unvested warrants become vested, and any outstanding buyout offers cease. The Plan may be amended or terminated by the Board, but such action may not affect outstanding warrants unless specifically provided for in the individual grant. The Warrant Plan required and received approval by the Company’s stockholders.

2016 Omnibus Incentive Plan

The Board of Directors adopted the 2016 Omnibus Incentive Plan (the “2016 Incentive Plan”) on May 10, 2016. We received approval from the holders of a majority of our outstanding common stock in June 2016. An aggregate of 3,750,000 shares of our common stock are reserved for issuance under our 2016 Incentive Plan. As of the date of this Report, an aggregate of 1,324,723 options have been granted under our 2016 Incentive Plan to Messrs. Campbell and Landin in connection with their employment agreements, but have since been forfeited upon their termination. For year ended December 31, 2016, no options remain outstanding under the 2016 Incentive Plan.

The purpose of our 2016 Incentive Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements. The 2016 Incentive Plan will be administered by the Compensation Committee of our Board of Directors or by the full Board, which may determine, among other things, the (a) terms and conditions of any awards granted, including exercise prices and vesting schedules, (b) persons who are to receive awards and (c) the number of shares to be subject to each award. The 2016 Incentive Plan will provide for the grant of (i) “incentive” options (qualified under section 422 of the Internal Revenue Code of 1986, as amended) to our employees and (ii) non- qualified options to our directors and consultants.

30

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of the securities authorized for issuance under our equity compensation plans as of December 31, 2016.

Number of
Securities
Remaining
	Number of		available for
	securities to be	Weighted-	future issuance
	issued upon	average exercise	under equity
	exercise of	price of	Compensation
	outstanding	outstanding	plans (excluding
	options,	options,	Securities
	warrants and	warrants and	reflected in
	rights	rights	column (a))
Plan category(3)	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,156,250	$1.54	6,593,750
Equity compensation plans approved by security holders (2)	747,083	$1.58	N/A
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,903,333	$1.55	N/A

(1)	2012 and 2016 Stock Option Plans. The Company approved the 2016 Omnibus Incentive Plan in May 2016. For more information on such plan see “Equity Compensation Plan Information” above.

(2)	2012 Warrant Purchase Plan

As of December 31, 2016, an aggregate of 1,324,723 options have been granted under our 2016 Incentive Plan to Messrs. Campbell and Landin in connection with their employment agreements, which have since been forfeited upon their termination.

Compensation of Directors

The following table summarizes the compensation of our directors for the year ended December 31, 2016.

					Change in
					Pension Value
					and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name (1)	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Stanley W. Fields	$—	$—	$—	$—	$—	$—		$0
Colt Melby	$—	$—	$	$—	$—	$—	$
Kurt Thomet	$—	$—	$—	$—	$—	$—		$0
Murray G. Smith								0

(1)	Mr. Fields received only salary compensation in the year ended December 31, 2016. No other director received cash or other form of compensation.

31

Item 4. Security Ownership of Management and Certain Secuityholders

The following table sets forth the total number and percentage of our shares of Common Stock that are beneficially owned on December 31, 2016 by: (1) each holder of more than 5% of our Common Stock; (2) each director; (3) each executive officer; and (4) all executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within 60 days of December 31, 2016. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of December 31, 2016 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the business address of each person listed is c/o NewsBeat Social, Inc., 3123 NW Industrial Street, Portland, Oregon 97210.

	Shares Beneficially Owned Before the Offering (1)			Shares Beneficially Owned After the Offering (Assuming the Minimum Offering Amount is Raised) (2)			Shares Beneficially Owned After the Offering (Assuming the Maximum Offering Amount is Raised) (3)
Stockholder	Number	Percent		Number	Percent		Number	Percent
Stanley W. Fields (4)	5,166,250	28.3%		5,166,250	26.5%		5,166,250	16.8%
Kurt Thomet (5)	6,645,568	33.9%		6,645,568	31.9%		6,670,058	20.3%
Tyram Pettit	150,000	*	%	150,000	*	%	150,000	*	%
Colt Melby	62,500	*	%	62,500	*	%	62,500	*	%
Murray G. Smith	37,500	*	%	37,500	*	%	37,500	*	%
Executive officers and directors as a group (5 persons)	12,061,818	61.2%		12,061,818	57.5%		12,086,308	36.6%

*	Less than 1%

(1)	Includes 18,488,225 shares of Common Stock issued and outstanding on December 31, 2016.

(2)	Includes (i) 18,488,225 shares of Common Stock issued and outstanding on December 31, 2016 and (ii)1,250,000 shares of Common Stock issued in our contemplated Regulation A+ offering.

(3)	Includes (i) 18,488,225 shares of Common Stock issued and outstanding on December 31, 2016, (ii) 6,250,000 shares of Common Stock issued in our contemplated Regulation A+ offering, (iii) 2,029,000 shares of Common Stock issued upon the automatic conversion of the Series A Preferred Stock and (iv) 453,036 shares of Common Stock issued in connection with the extinguishment of the 15% secured convertible promissory notes.

(4)	Includes: (i) 416,667 shares of our Common Stock that are subject to the terms of two outstanding personal promissory notes given by Mr. Fields to third parties, pursuant to which the noteholders have the right to convert the principal and accrued interest under their respective notes into an aggregate of 416,667 shares of Common Stock owned by Mr. Fields, at any time prior to the maturity of the notes in 2021; (ii) 250,000 shares of our Common Stock that are subject to the terms of an outstanding personal loan taken by Mr. Fields from Kurt Thomet, a director of the Company, pursuant to which Mr. Thomet has the right to demand payment of the entire loan, on 10 days’ written notice, with 250,000 shares of Common Stock owned by Mr. Fields; and (iii) 38,015 shares of our Common Stock (as of June 30, 2016) that are subject to the terms of an outstanding personal promissory note given by Mr. Fields to a third party, pursuant to which the noteholder has the right to convert the principal and accrued interest into shares of our Common Stock owned by Mr. Fields at rate of $0.40 per share, at any time (this note accrues interest at the rate of 0.6% per year and matured on September 30, 2016).

32

(5)	Includes (i) 5,312,500 shares of Common Stock, (ii) 25,000 shares of Common Stock issuable upon exercise of common stock purchase warrants, (iii) 687,500 shares of Common Stock issuable upon exercise of options to purchase common stock, (iv) 579,750 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (v) 40,818 shares of common stock issuable upon conversion of a 15% secured convertible promissory note. In the event that the Company raises gross proceeds in our contemplated Regulation A+ offering in excess of $25 million, Mr. Thomet’s 15% secured convertible promissory note will be converted into 65,308 shares of common stock.

(6)	Includes (i) 75,000 shares acquired by the Ioana Olaru Trust UAD 3/26/2007, which is for the benefit of Mr. Pettit’s spouse, upon purchase of a $200,000 June 2016 Note and $100,000 September Note by such trust (ii) 25,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock owned by such trust and (iii) 50,000 shares of common stock issuable upon exercise of options to purchase common stock.

33

Item 5. Interest of Management and Others in Certain Transactions

Effective June 2, 2014, the Company issued to Kurt Thomet, a director, for cash received, an unsecured $600,000 convertible note, bearing interest at 7% per annum, due November 2, 2015. On November 19, 2015, the Company and Mr. Thomet agreed that the principal plus all accrued interest on the note would be paid in the form of 1,319,000 shares of Series A Preferred Stock.

Mr. Thomet also participated in the Company Series A Preferred Stock offering. From May 2015 through November 2015, the Company issued to Mr. Thomet 1,000,000 shares of Series A Preferred Stock in consideration for $500,000. Mr. Thomet’s brother also purchased 20,000 shares of Series A Preferred Stock in consideration for $10,000.

In December 2014, the Company issued 4,250,000 shares of its common stock to Mr. Thomet in connection with services previously rendered by Mr. Thomet to the Company as well as consideration for his personal guarantee of the 15% secured convertible promissory notes.

From December 2014 through January 2015, the Company issued to Mr. Thomet, for cash received, an aggregate of $100,000 in principal amount 15% secured convertible promissory notes. These notes mature on December 31, 2016. For more information regarding these notes, see “Description of Securities – 15% Convertible Secured Promissory Notes”.

On May 20, 2015, the Company issued to Stanley W. Fields, the Chief Executive Officer and a director, a $40,000 promissory note in exchange for cash proceeds of $40,000. This note was repaid in full on August 24, 2015.

The Company acquired all of the intellectual property assets of AllSay by issuing an aggregate of 571,875 shares of the Company’s common stock in 2015 and 2016. Geoffrey Campbell, the former President of the Company, is AllSay’s chief executive officer and controlling shareholder.

On August 25, 2015, the Company entered into a consulting agreement with JTL Enterprises Corp. (“JTL”) pursuant to which JTL provided financial and accounting consulting services to the Company. In consideration for its services, JTL received $60,304 and Myron Landin, our former Chief Financial Officer, received 200,000 shares of Series A Preferred Stock. Mr. Landin is the principal and founder of JTL Enterprises Corp.

On April 5, 2016, the Company issued to Mr. Thomet, for cash received, an unsecured $200,000 note, bearing interest at 10% per annum, due at the earlier of the receipt of proceeds of a certain subscription for Series A Preferred Stock or the completion of the Company’s Regulation A+ offering. In May 2016, Mr. Thomet agreed to extend the maturity date on the note to the date of the first closing of our Regulation A offering.

On June 3, 2016, the Company issued to an affiliate of Tyram Pettit, a director of the Company as of June 27, 2016, for cash received, a $200,000 June 2016 Note, bearing interest at a rate of 1.67% per month, due the first business day after the Company has received $2 million in our contemplated Regulation A+ offering. In the event that the Company does not raise $2 million in such offering by June 3, 2017, the June 2016 Note will be due on demand. Upon maturity and repayment of the June 2016 Note, the Company will pay to the affiliate of Mr. Pettit all principal plus interest on the June 2016 Note (it being understood that the interest payment shall in no event be less than $10,000). In connection with its receipt of proceeds from the June 2016 Note, the Company issued to the affiliate of Mr. Pettit 100,000 shares of Common Stock. This affiliate of Tyram Pettit also purchased $50,000 of Series A Preferred Stock in 2015.

On June 13, 2016, the Company issued to an affiliate of Trent Davis, a former director of the Company as of June 27, 2016, for cash received, a $50,000 June 2016 Note, bearing interest at a rate of 1.67% per month, due the first business day after the Company has received $2 million in our contemplated Regulation A+ offering. In the event that the Company does not raise $2 million in such offering by June 13, 2017, the June 2016 Note will be due on demand. Upon maturity and repayment of the June 2016 Note, the Company will pay to the affiliate of Mr. Davis all principal plus interest on the June 2016 Note (it being understood that the interest payment shall in no event be less than $2,500). In connection with its receipt of proceeds from the June 2016 Note, the Company issued to the affiliate of Mr. Davis 25,000 shares of Common Stock.

34

On August 9, 2016, the Company issued to an affiliate of Mr. Pettit, for cash received, a $100,000 August 2016 Note, bearing interest at a rate of 1.67% per month, due the first business day after the Company has received $2 million in our Regulation A+ offering. In the event that the Company does not raise $2 million in such offering by August 9, 2017, the August 2016 Note will be due on demand. Upon maturity and repayment of the August 2016 Note, the Company will pay to the affiliate of Mr. Pettit all principal plus interest on the August 2016 Note (it being understood that the interest payment shall in no event be less than $5,000). In connection with its receipt of proceeds from the August 2016 Note, the Company issued to the affiliate of Mr. Pettit 50,000 shares of Common Stock.

On September 16, 2016, the Company issued to Mr. Thomet, for cash received, a $200,000 September 2016 Note, bearing interest at a rate of 1.67% per month, due the first business day after the Company has received $4 million in our Regulation A+ offering. In the event that the Company does not raise $4 million in such offering by September 16, 2017, the September 2016 Note will be due on demand. Upon maturity and repayment of the September 2016 Note, the Company will pay to Mr. Thomet all principal plus interest on the June 2016 Note (it being understood that the interest payment shall in no event be less than $10,000). In connection with its receipt of proceeds from the September 2016 Note, the Company issued to Mr. Thomet 100,000 shares of Common Stock.

On March 6, 2017, the Company issued to Mr. Thomet, for cash received, a $1,150,000 March 2017 Note, bearing interest at a rate of 1.0% per month, due the first business day after the Company has received $8 million in our Regulation A+ offering. In the event that the Company does not raise $8 million in such offering by March 6, 2018, the March 2017 Note will be due on demand. Upon maturity and repayment of the March 2017 Note, the Company will pay to Mr. Thomet all principal plus interest on the March 2017 Note. In connection with its receipt of proceeds from the March 2017 Note, the Company issued to Mr. Thomet 250,000 shares of Common Stock.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Statement of Policy

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the listing of our shares on NASDAQ, our board of directors will adopt a written policy on transactions with related persons in conformity with the requirements for issuers having publicly held common stock listed on the NASDAQ Capital Market. Under the policy any related-person transaction, and any material amendment or modification of a related-person transaction, will be required to be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested, or by the disinterested members of the board of directors and any employment relationship or transaction involving an executive officer and any related compensation will be required to be recommended by the Compensation Committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related-person transaction:

•	the management must disclose to the audit committee or another independent body of the board of directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related-person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related-person transaction;

•	the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction complies with the terms of our agreements governing any material outstanding indebtedness that limit or restrict our ability to enter into a related-person transaction;

•	the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act and related rules, and, to the extent required to be disclosed, management must ensure that the related- person transaction is disclosed in accordance with such Acts and related rules; and

35

•	management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related-person transaction policy will provide that the audit committee or another independent body of the board of directors, as applicable, must consider whether any approval or ratification of a related-person transaction involving a non-employee director or director nominee would compromise the director or director nominee’s status as an “independent”, “outside”, or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NASDAQ Capital Market and the Internal Revenue Code.

36

Item 6. Other Information

None.

37

Item 7. Financial Statements

NEWSBEAT SOCIAL, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of NewsBeat Social, Inc.

We have audited the accompanying consolidated balance sheets of NewsBeat Social, Inc. and Subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NewsBeat Social, Inc. and Subsidiary as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note B, the Company has incurred net losses since inception and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

May 1, 2017

F-2

NEWSBEAT SOCIAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015

Assets

Current Assets:
Cash	$55,543	$530,077
Accounts receivable	-	11,280
Prepaid expenses and other current assets	14,450	123,208

Total Current Assets	69,993	664,565

Property and equipment, net	118,233	122,549
Intangible assets, net	-	800,764

Total Assets	$188,226	$1,587,878

Liabilities and Stockholders’ Deficit

Current Liabilities:
Accounts payable	$446,513	$157,648
Accrued expenses	239,563	260,414
Accrued interest	364,599	100,784
Convertible notes payable, net	600,000	579,291
Convertible notes payable - related party	100,000	100,000
Notes payable - related party, net	598,072	-
Notes payable, net	825,135	-

Total Current Liabilities	3,173,882	1,198,137

Other liability	-	520,764

Total Liabilities	3,173,882	1,718,901

Commitments and contingencies

Stockholders' Deficit:
Preferred stock, Series A 50,000,000 shares authorized, $0.0001 par value
8,116,000 and 6,431,000 shares issued and outstanding, respectively	812	643
Common stock, 500,000,000 shares authorized, $0.0001 par value
18,488,225 and 17,541,250 shares issued and outstanding, respectively	1,849	1,754
Additional paid-in capital	18,345,713	16,419,986
Accumulated deficit	(21,234,030)	(16,528,406)

Total stockholders' deficit before subscription receivable	(2,885,656)	(106,023)

Less: subscription receivable	100,000	25,000

Total Stockholder's Deficit	(2,985,656)	(131,023)

Total Liabilities and Stockholders' Deficit	$188,226	$1,587,878

The accompanying notes are an integral part of these consolidated financial statements.

F-3

NEWSBEAT SOCIAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2016	2015

Revenues	$90,000	$132,000

Operating Expenses
Production, distribution and video management fees	1,067,203	1,046,071
Depreciation and amortization	215,286	48,571
Legal and professional	537,062	496,181
Stock-based compensation	287,380	1,152,730
Selling and marketing, general and administrative	1,597,483	746,575
Impairment of intangible asset	640,611	-
Total operating expenses	4,345,025	3,490,128

Loss From Operations	(4,255,025)	(3,358,128)

Other Expense
Interest expense	(320,545)	(247,629)
Interest expense-related party	(130,054)	(35,219)
Total other expense	(450,599)	(282,848)

Net Loss	$(4,705,624)	$(3,640,976)

Net Loss Per Common Share, Basic and Diluted	$(0.26)	$(0.21)

Weighted Average Number of Common
Shares Outstanding - Basic and Diluted	18,150,647	17,481,935

The accompanying notes are an integral part of these consolidated financial statements.

F-4

NEWSBEAT SOCIAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Years Ended December 31, 2016 and 2015

	Common Stock		Preferred Stock, Series A		Additional	Accumulated	Subscriptions
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Receivable	Total

Balance at January 1, 2015	17,791,250	$1,779	-	$-	$12,266,531	$(12,887,430)	$-	$(619,120)

Preferred stock subscriptions receivable	-	-	50,000	5	24,995	-	(25,000)	-
Preferred stock issued for cash	-	-	3,612,000	361	1,805,639	-	-	1,806,000
Preferred stock issued as prepayment of rent	-	-	200,000	20	99,980	-	-	100,000
Preferred stock issued for services	-	-	1,200,000	120	599,880	-	-	600,000
Preferred stock issued in satisfaction of accrued expenses	-	-	50,000	5	24,995			25,000
Conversion of convertible debt and accrued
interest into preferred stock	-	-	1,319,000	132	659,368			659,500
Cancellation of shares issued for services	(500,000)	(50)	-	-	(1,950)	-	-	(2,000)
Common stock issued for advisory board services	50,000	5	-	-	99,995	-	-	100,000
Common stock issued for purchase of intellectual property	200,000	20	-	-	279,980	-	-	280,000
Stock-based compensation	-	-	-	-	452,640	-	-	452,640
Warrants issued in connection with convertible debt	-	-	-	-	107,933	-	-	107,933
Net loss	-	-	-	-	-	(3,640,976)	-	(3,640,976)

Balance at December 31, 2015	17,541,250	1,754	6,431,000	643	16,419,986	(16,528,406)	(25,000)	(131,023)

Preferred stock subscriptions receivable	-	-	600,000	60	299,940	-	(275,000)	25,000
Preferred stock issued for cash	-	-	830,000	83	414,917	-	-	415,000
Preferred stock issued for services	-	-	255,000	26	127,474	-	-	127,500
Common stock issued for asset purchase of AllSay	371,975	37	-	-	520,727	-	-	520,764
Common stock issued with bridge notes	575,000	58	-	-	403,189	-	-	403,247
Receipt from preferred stock subscriptions receivable	-	-	-	-	-	-	200,000	200,000
Stock-based compensation	-	-	-	-	159,480	-	-	159,480
Net loss	-	-	-	-	-	(4,705,624)	-	(4,705,624)

Balance at December 31, 2016	18,488,225	$1,849	8,116,000	$812	$18,345,713	$(21,234,030)	$(100,000)	$(2,985,656)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NEWSBEAT SOCIAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2016	2015

Cash Flows From Operating Activities
Net loss	$(4,705,624)	$(3,640,976)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	215,286	48,571
Amortization of non-cash debt discount	187,183	147,421
Amortization of prepaid rent	39,557	-
Impairment of intangible asset	640,611	-
Stock-based compensation	159,480	452,640
Preferred stock issued for services	127,500	600,000
Common stock issued for advisory board services	-	100,000
Common stock cancelled, previously
issued for services	-	(2,000)
Changes in operating assets and liabilities:
Accounts receivable	11,280	-
Prepaid expenses and other current assets	69,201	17,324
Accounts payable	288,865	112,379
Accrued expenses	(20,851)	79,174
Accrued interest	263,815	135,429

Net Cash Used In Operating Activities	(2,723,697)	(1,950,038)

Cash Flows From Investing Activities
Purchases of property and equipment	(50,817)	(18,441)

Net Cash Used In Investing Activities	(50,817)	(18,441)

Cash Flows From Financing Activities
Proceeds received in connection with issuance of
Series A Preferred Stock	615,000	1,806,000
Proceeds received in connection with
15% convertible notes	-	500,000
Proceeds received in connection with
other notes payable	309,980	-
Proceed received in connection with
related party notes payable	200,000	-
Proceeds received in connection with the bridge notes	1,150,000	-
Advance from an officer	-	40,000
Proceeds of subscription receivable-preferred stock	25,000	-
Repayment of an advance from an officer	-	(40,000)

Net Cash Provided By Financing Activities	2,299,980	2,306,000

Net Change In Cash and Cash Equivalents	(474,534)	337,521

Cash and Cash Equivalents, Beginning of Period	530,077	192,556

Cash and Cash Equivalents, End of Period	$55,543	$530,077

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$-
Taxes	$-	$-

Non-cash investing and financing activities:
Recognition of debt discount	$403,247	$107,933
Acquisition of intellectual property exchange
for common stock and accrued liability	$-	$800,764
Conversion of convertible debt and accrued
interest to Series A preferred stock	$-	$659,500
Series A preferred stock issued in exchange
for prepaid rent	$-	$100,000
Series A preferred stock issued in settlement
of accrued liability	$-	$25,000
Common stock issued and accrued liability settled
in connection with intangible assets acquisition	$520,764	$-
Series A preferred stock subscription receivable	$100,000	$25,000

The accompanying notes are an integral part of these consolidated financial statements.

F-6

NewsBeat Social, Inc. and Subsidiary

Notes to Consolidated Financial Statements

(A)	Business Organization and Nature of Operations

NewsBeat Social, Inc. (“NBS” or the “Company”) was originally incorporated in Oregon on April 17, 2012 and was re-incorporated in Delaware on April 24, 2015. NBS is a global news agency that generates fact-based video reports from newsworthy events around the world. The Company plans to license its continuously updated library to news publishers, news aggregators, web portals and distributors worldwide. NBS covers the four facts or basic elements of any newsworthy event: WHO, WHAT, WHEN and WHERE. Each newsworthy event is transformed into a self-contained news report in three formats: Anchored Video, Text and an Audio File.

(B)	Going Concern and Management’s Liquidity Plan

As of December 31, 2016, the Company had a working capital deficit of $3,103,889 and a stockholders' deficit of $2,985,656, respectively. The Company has generated minimal revenues and has incurred net losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least one year from the date these consolidated financial statements are issued.

The Company will need to raise additional capital in order to meet its obligations and execute its business plan. There is no assurance that additional equity or debt financing will be available when needed or that management will be able to obtain such financing on terms acceptable to the Company or that the Company will become profitable and generate positive operating cash flow in the future. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(C)	Summary of Significant Accounting Policies

1.	General

This summary of significant accounting policies is presented to assist in understanding the consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to GAAP, and have been consistently applied in the preparation of these consolidated financial statements.

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2.	Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Advanced Media Labs, LLC, a wholly owned entity without significant operations. All significant intercompany transactions have been eliminated in consolidation.

3.	Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

4.	Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2016 and 2015, the Company did not have any cash equivalents. At times during the year, the Company may have cash deposits with one or more banks that exceed the insured limits provided by the Federal Deposit Insurance Company. The Company's cash deposits are maintained with highly credit-rated institutions and the Company has not experienced any losses from uninsured cash balances and does not expect to do so in the future.

5.	Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation which is recorded commencing at the in-service date at rates sufficient to charge the cost of depreciable assets to operations over their estimated useful lives. Depreciation is calculated on the straight-line method over the estimated useful lives of the various classes of assets. Repairs and maintenance are expensed as incurred. Major replacements and betterments are capitalized. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

6.	Intangible Assets

Intangible assets acquired consisted of a patent pending, “Impact Based Content Targeting”; and the source code for the software for a specific application functionality, including consumer account creation and login, content management system for news articles, and an algorithm for matching consumers to news based on their consumer profile and a series of other inputs. The cost of these acquired assets was recorded at cost less accumulated amortization and accumulated impairment losses. The cost of these assets were amortized to results of operations on the straight-line method over an original estimated useful life of five years, which is the expected useful life of the technology.

7.	Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company identified factors which resulted in impairment losses for the year ended December 31, 2016. See Note E.

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8.	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. As of December 31, 2016 and 2015, management evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and determined that it is more likely than not that the Company will not recognize the benefits of the deferred tax assets. As a result, a full valuation allowance was recorded.

GAAP prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company's consolidated financial statements as of December 31, 2016 and 2015. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. No interest or penalties have been recognized during the years ended December 31, 2016 and 2015. State franchise taxes not constituting a tax on income are reported in general and administrative expenses.

9.	Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments if they meet certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated or expected date of redemption.

10.	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-9

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

11.	Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Shares that are subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which include preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, preferred shares are classified as stockholders’ equity.

12.	Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The fair value of the Company’s common stock was estimated by management.

13.	Fair Value Measurement

The Company measures the fair value of financial assets and liabilities based on applicable accounting guidance, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The fair value of the Company's cash, accounts receivable, accounts payable, and accrued expenses approximates the carrying amounts of such instruments due to their short maturity. The fair value of the convertible promissory notes approximates the carrying amount because the rate and terms currently available to the Company approximate the rate and terms on the existing debt.

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14.	Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies common stock purchase warrants and other free standing derivative financial instruments as equity if the contracts (i) require physical settlement or net-share settlement, (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), or (iii) do not permit the holder to readily convert into cash due to an inactive trading market. The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock, satisfied the criteria for classification as equity instruments.

15.	Advertising Costs

Advertising costs consist primarily of costs of news report video, writing, editing and anchoring. It also includes certain marketing brand building advertising fees paid to social networks like Facebook which is included in “Production, distribution and video management fees” in the Company’s consolidated statements of operations.

16.	Net Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes. The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive:

	December 31,
	2016	2015
Warrants to purchase common stock	747,083	947,083
Options to purchase common stock	2,156,250	2,237,500
Series A convertible preferred stock	2,029,000	1,607,750
Convertible notes payable and accrued interest	283,148	250,245
Total potentially dilutive shares	5,215,481	5,042,578

17.	Reclassification

Certain amounts reported in the consolidated financial statements for December 31, 2015 have been reclassified to be consistent with the presentation in December 31, 2016.

18.	Recently Issued and Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15,"Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014- 15"). ASU 2014-15, which is effective for annual reporting periods ending after December 15, 2016, extends the responsibility for performing the going-concern assessment to management and contains guidance on how to perform a going-concern assessment and when going-concern disclosures would be required under GAAP. The Company has adopted ASU 2014-15 and management’s evaluations regarding the events and conditions that raise substantial doubt regarding the Company's ability to continue as a going concern are disclosed in Note B.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes.  This ASU simplifies the presentation of deferred income taxes by requiring that all deferred tax liabilities and assets be classified as long-term on the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017, and allows for either prospective or retrospective adoption, with early adoption permitted. The Company does not anticipate a material impact to its consolidated financial statements as a result of the adoption of this guidance.

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The FASB has issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities are required to apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company has not yet determined the effect of the adoption of this standard on the Company’s financial position and results of operations.

In March 2016, the FASB issued ASU 2016-03, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments,” which clarifies the requirements for assessing whether contingent call or put options that can accelerate the repayment of principal on debt instruments are clearly and closely related to their debt hosts. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods, and early adoption is permitted. The Company does not anticipate a material impact to its consolidated financial statements as a result of the adoption of this guidance.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted, as long as all of the amendments are adopted in the same period. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company’s financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The effective date of ASU 2016-15 is for interim and annual reporting periods beginning after December 15, 2017. The ASU has not yet been adopted; however, it is not expected to have a material impact on our company's consolidated financial position, cash flows or results of operations.

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its financial statement and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

19.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date on which the consolidated financial statements were issued require adjustment or disclosure in the Company's financial statements. See Note K.

(D)	Property and Equipment

Property and equipment at December 31, 2016 and 2015, and the estimated useful lives used to calculate depreciation, are as follows:

	Estimated	December 31,
	Useful Lives	2016	2015

Computers and equipment	5 years	$256,168	$207,803
Furniture and fixtures	7 years	39,007	36,555
Software	5 years	8,940	8,940
		304,115	253,298
Less: accumulated depreciation		(185,882)	(130,749)
Total property and equipment, net		$118,233	$122,549

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Depreciation expense for the years ended December 31, 2016 and 2015 was $55,133 and $48,571, respectively.

(E)	Acquisition of Intangible Assets

On November 17, 2015, the Company and AllSay, Inc. (“AllSay”), closed an asset purchase and sale agreement for certain intellectual property, effective on July 1, 2015. The intellectual property constituted the primary asset of AllSay and consists of a patent pending, “Impact Based Content Targeting”; and the source code for the software of AllSay’s principal application functionality, including consumer account creation and login, content management system for news articles, and an algorithm for matching consumers to news based on their consumer profile and a series of other inputs (the “Acquired Assets”). The purchase price was fixed in the agreement at 571,875 common shares of the Company. The fair market value of the shares was determined by management to be $1.40 per share for a total purchase price of $800,764. This consideration was satisfied through the issuance of 200,000 common shares issued on November 17, 2015 and 371,975 common shares of the Company issued on January 4, 2016. The estimated fair value of the shares issued on January 4, 2016 was $520,764 and was reflected in the accompanying consolidated balance sheet at December 31, 2015 as an Other Liability. The original estimated useful life of the Acquired Assets was five years which would have resulted result in approximately $160,000 of amortization expense per year in each of the five years subsequent to December 31, 2015. During the year ended December 31, 2016, the Company recorded an impairment charge of $640,611, as the Company elected to abandon any further development or use of the Allsay intellectual property due to the significant costs involved with continued development. Amortization expense for the years ended December 31, 2016 and 2015 was $160,153 and $0, respectively.

(F)	Convertible Notes Payable

1.	7% Convertible Promissory Note

Effective June 2, 2014, the Company issued to a related party and eventual director (the “Founding Director”), for cash received, an unsecured $600,000 convertible note, bearing interest at 7% per annum, due November 2, 2015 or earlier upon the completion of a liquidation event, as defined (the “7% Convertible Promissory Note”).

On November 2, 2015, the Company had not completed a liquidation event. On November 17, 2015 the Company offered, and the Founding Director accepted, in exchange for the 7% Convertible Promissory Note and accrued interest thereon, shares of the Company’s Series A Preferred Stock in the aggregate amount of $659,500, including accrued interest from inception through November 2, 2015 of $59,500. In accordance with this exchange agreement the Company issued the Founding Director 1,319,000 shares of its Series A Preferred Stock in complete satisfaction of all of its obligations under the convertible note, together with an acknowledgement that no events of default exist or existed thereunder.

Interest expense incurred by the Company on the 7% Convertible Promissory Note was $35,221 for the year ended December 31, 2015.

2.	15% Secured Convertible Promissory Notes

The Company issued its 15% Secured Convertible Promissory Notes (the “Notes”) to several note holders and received an aggregate of $700,000 in proceeds, of which $200,000 was received in December 2014 and $500,000 was received in January and February 2015. These Notes bear interest at 15% per annum, were originally due one year after issuance and are secured by all the assets of the Company. Prior to their original one year maturity, the holders of these Notes agreed to extend their maturity dates to December 31, 2016, with all other terms and conditions remaining unchanged.

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Note proceeds of $100,000 in 2014 were received from the Founding Director identified in item (F) 1 above, and have been included in Convertible Notes Payable – Related Party on the consolidated balance sheet as of December 31, 2016 and 2015. The Founding Director also personally guaranteed on behalf of the Company the $600,000 received from other parties.

Prepayments of all or any portion of the Notes are permitted at any time by the Company without premium or penalty. The Notes may be assigned by holders, but only upon the prior written consent of the Company. At any time prior to the maturity date, the outstanding principal and accrued interest may be converted at the sole discretion of the note holder into common stock (or other equity securities) of the Company as may be sold in an equity financing, on the same terms and conditions as the other purchasers of such securities, at a price equal to the lesser of: a) 80% of the price paid by other purchasers in the financing of at least $3,000,000, or b) $3.20 per share. The Company has determined that since the instrument does not permit the holder the ability to net-cash settle as a result of the lack of an active trading market for its common stock, the conversion feature embedded within the Notes should not be bifurcated and accounted for at fair value in accordance with ASC 815. The beneficial conversion feature will be accounted for, if necessary, at the time that an active trading market develops for the Company’s common stock.

In February 2016, the Company and the holders of the 15% Secured Convertible Promissory Notes entered into an amendment which stipulates that in the event the Company completes an equity financing in which the Company receives gross proceeds of at least $25,000,000, then, within 10 business days after closing such a transaction, the Notes, plus accrued interest shall be repaid by the Company and the note holders will be issued a number of shares of restricted common stock determined by dividing the sum of the principal of their Note plus accrued interest as of the closing date of the transaction by $2.00.

In March 2016, the Company and each of the Holders of these Notes modified their conversion features as follows: (i) outstanding principal and accrued interest can be converted at the sole discretion of a note holder at a conversion price of $3.20 per share and it being further understood that the conversion price may be decreased in the event that the Company receives in excess of $3,000,000 in gross proceeds in an equity financing other than the Series A at a price per share of less than $3.20, than the note holder may convert into shares of common stock at a price equal to the lesser of 80% of the share price in the equity financing and $3.20 per share; and (ii) notwithstanding (i), in the event that the Company completes an equity financing in which the Company receives gross proceeds of at least $25,000,000, then the Note, plus accrued interest shall be repaid by the Company and the note holder will be issued a number of shares of restricted common stock equal to the principal plus accrued interest divided by $2.00.

In connection with the Notes, the Company issued common stock purchase warrants for 200,000 common shares in 2015 and 33,334 common shares in 2014. These warrants have an exercise price of $2.00 per share and are exercisable for five years from the date of issuance. The aggregate grant date fair value of these warrants of $107,933 in 2015 and $60,695 in 2014 was accounted for as a debt discount and is included in Convertible Notes Payable, net in the accompanying consolidated balance sheets in the appropriate periods. The aggregate debt discount was amortized over the life of the Notes. During the year ended December 31, 2016 and 2015, the Company amortized $20,709 and $147,421 of debt discount, respectively, which amounts were included in interest expense in the accompanying statements of operations.

Contractual interest expense on the 15% Secured Convertible Promissory Notes was $105,288 and $100,209, respectively for the years ended December 31, 2016 and 2015, respectively. The effective interest rate was approximately 15% in each year.

(G)	Other Notes Payable

1.	Related Party Advances

Effective on May 20, 2015, the Company issued to its founder, Chairman and CEO and a director a secured promissory note of $40,000 for cash received, which amount was repaid in its entirety on August 24, 2015.

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2.	10% Unsecured Promissory Note

On April 5, 2016, the Company received $200,000 in proceeds from its Founding Director and issued an unsecured promissory note and is included in notes payable – related party in the accompanying consolidated balance sheets in the appropriate periods. The note bears interest at a rate of 10% per annum and was originally due upon the earlier of the receipt of proceeds of a certain $200,000 Series A subscription received on March 1, 2016 or the completion of the Company’s contemplated Regulation A+ offering of its common stock under the Securities Act of 1933. The Company retains the right to prepay all or any portion of these Notes.

In May 2016, the Founding Director agreed to extend the repayment of principal and accrued interest to the date of the first closing of the Company’s contemplated Regulation A+ offering. All other terms and conditions as in effect remain unchanged. The Company recorded $14,795 of interest expense associated with these notes during the year ended December 31, 2016.

3.	Flat Interest Loans

In October 2016, the Company received $249,980 in proceeds from the issuance of an unsecured promissory note and is included in the notes payable, net in the accompanying consolidated balance sheets in the appropriate periods. The note bears interest in the flat amount of $25,000 and was due on November 1, 2016. In December 2016, the Company received $60,000 in proceeds from the issuance of an unsecured promissory note. The note bears interest in the flat amount of $30,000 and was due on January 4, 2017. In April 2017, the maturity of both notes was extended until the Company raises $10 million in its Regulation A+ public offering.

4.	20% Unsecured Bridge Notes

During the period from June through December 2016, the Company issued $1,150,000 of unsecured Bridge Notes to accredited investors. The Bridge Notes bear interest at a rate of 1.67% per month, with a stated minimum interest amount of 5% of principal, and most are due the first business day after the Company has completed its final closing of common stock (the “Reg A+ IPO”) pursuant to Regulation A under the Securities Act of 1933 (the “Securities Act”). In the event the maturity date does not occur within one (1) year of the issuance date of the Bridge Notes, the Bridge Notes shall mature upon payee’s demand. The Company may, at any time and from time to time, without premium or penalty, prepay all or any portion of the outstanding obligations under the Bridge Note, including without limitation accrued but unpaid interest on the outstanding principal amount.

Of the $1,150,000 in proceeds, $200,000 was received from the Founding Director and $300,000 was received from an affiliate of another Director. The Bridge Note payable to the Founding Director and one other note payable for $50,000 are due the first business day after the Company has received a minimum of $4 million of proceeds in its anticipated initial public offering.

In conjunction with the issuance of the Bridge Notes, the Company immediately issued a share of common stock for each $2.00 of principal received, or an aggregate of 575,000 shares of common stock with a relative fair value of $403,247 which was recorded as a debt discount. During the year ended December 31, 2016, the Company amortized $166,474 of the debt discount as interest expense. During the year ended December 31, 2016, the Company recorded an additional $93,434 of contractual interest expense.

(H)	Stockholders’ Deficit

1.	Authorized Capital Stock

The Company was originally incorporated in the State of Oregon on April 17, 2012, with 250,000,000 common shares authorized. The Company reincorporated in the State of Delaware, and pursuant to that Amended and Restated Certificate of Incorporation dated April 24, 2015 (the “Restated Certificate”), the Company is authorized to issue 250,000,000 shares of common stock, $0.0001 par value and 10,000,000 shares of blank-check preferred stock, $0.0001 par value, all of which were designated as Series A Preferred Stock in the Restated Certificate.

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On May 20, 2016, the Board of Directors approved the Second Amended and Restated Certificate of Incorporation pursuant to which the total number of shares of all classes of capital stock of the Corporation that could be issued was raised to 550,000,000, of which 500,000,000 shares shall be common stock, par value $0.0001 per share, and 50,000,000 shares shall be blank-check preferred stock, par value $0.0001 per share. Additionally, upon the effective date of the Second Amended and Restated Certificate of Incorporation, the Company affected a one-for-four reverse stock split of the Company’s outstanding common stock. All shares and per share information in these consolidated financial statements have been adjusted to reflect the reverse stock split. The Second Amended and Restated Certificate of Incorporation was approved by a majority of the Company’s shareholders on June 29, 2016 and was filed with the State of Delaware. With the effectiveness of this Second Amended and Restated Certificate of Incorporation:

(a)	Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the Delaware General Corporation Law (“DGCL”). The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock Designation.

(b)	In addition, as part of the restatement, the Board decided to separate the information pertaining to the Series A Preferred Stock as a Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock with respect to 10 million shares of Series A Convertible Preferred (“Series A”). This separate certificate includes otherwise identical terms and conditions as had been included in the Company’s Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on June 2, 2015 as follows:

a.	General. The Board of Directors has the right, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. Each share of Series A entitles the holder to one vote for each share held.

b.	Dividends. Holders of Series A are entitled to non-cumulative dividends, if, as and when declared by the Board of Directors, in preference to and ahead of dividends paid on common stock. Dividends or distributions may not be declared and paid on common stock (other than those payable pro rata and solely in common stock) unless at the same time the holders of Series A receive a per-share dividend or distribution (including the amount of any dividends paid pursuant to the previous sentence) equal to or greater than the per-share dividend or distribution paid on the common stock (based on the number of shares of common stock into which each outstanding share of Series A Preferred Stock could then be converted).

c.	Liquidation Preference. If there is any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, each Series A Preferred Stock holder is entitled to receive, prior and in preference to any distribution of the Company to the holders of common stock, an amount per share equal to the issue price. If funds are insufficient to pay all such holders the full amount of the issue price, all available funds shall be paid ratably among the holders of the Series A, so that each holder of Series A receives the same percentage of the issue price with respect to each share of Series A.

F-16

d.	Distribution of Remaining Assets. After payment to the holders of the Series A of the amounts set forth above, but subject to distribution of assets pursuant to the paragraph below, the remaining assets and funds of the Company legally available for distribution, if any, shall be distributed among the common stockholders in proportion to the shares of common stock then held by them.

e.	Optional Conversion. Each share of Series A shall be convertible to Common Stock at the option of its holder at any time after issuance. The conversion price per share of Series A shall be $2.00. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of the holder tendering shares of the Series A Preferred Shares for conversion, be conditioned upon the closing with the underwriter of the sale of the securities pursuant to such offering, in which event the tendering holder(s) shall not be deemed to have converted the Series A until immediately prior to the closing of that sale of securities.

f.	Automatic Conversion on Qualified Financing. Upon the consummation of an equity financing in which the Company sells shares of capital stock with an aggregate sales price of not less than $25,000,000, each share of Series A shall automatically be converted into shares of common stock on the same terms and conditions as the investors in the qualified financing. The Conversion Price shall be $2.00 per share. As additional consideration for the conversion and the release of the Series A Preferred rights by the holder, upon the consummation of such financing, the Company shall pay the holder cash in an amount equal to the holder's original investment in the Series A.

g.	Automatic Conversion on IPO. Each share of Series A shall convert automatically immediately upon the consummation of the Company's sale of its common stock in a bona fide, firm commitment underwriting pursuant to an effective registration statement under the Securities Act of 1933, as amended, which offering results in gross proceeds to the Company of at least $10,000,000, with an initial per share offering price of at least three times the Series A issue price (as adjusted for any stock dividends, stock splits, combinations and reorganizations with respect to such shares). The conversion price shall be $2.00 per share.

h.	Automatic Conversion on Majority Conversion. Each share of Series A shall automatically convert into shares of common stock, upon the earlier of (i) the approval of the conversion of the Series A by holders of more than 50% of the shares of Series A then outstanding, or (ii) the date on which the total number of converted shares of Series A equals more than 50% of the shares of Series A then outstanding prior to such conversion. The conversion price shall be $2.00 per share.

i.	Consolidation or Merger. In case of any consolidation or merger of the Company with or into another company (other than a mere reincorporation) or the conveyance of all or substantially all of the assets of the Company to another company, each share of Series A is convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of common stock deliverable upon conversion of such Series A would have been entitled upon such consolidation, merger or conveyance.

j.	Conversion Price Weighted Average Anti-Dilution Adjustment. If, after the original issue date for Series A, the Company issues additional stock without consideration or for a per share consideration less than the conversion price then in effect for Series A, the Conversion Price applicable to Series A shall be adjusted by a formula that parallels the rights and conversion price with no diminution in value to the Series A holders.

F-17

(c)	Common Stock. Holders of the Company’s common stock have voting rights equal to one vote for each share of common stock held and will participate in dividends as declared by the Board, subject to the preferences of preferred stockholders. Similarly, common stockholders share ratably in all distributions upon liquidation of the Company subject to the preferences of preferred stockholders.

2.	Equity Plans

a)	Option Plan

The Board of Directors adopted the 2012 Stock Option Plan on March 29, 2013 (the “Option Plan”). The initial maximum aggregate number of common shares reserved and available for grant and issuance pursuant to the Option Plan was 2,500,000, which was increased to 5,000,000 on June 20, 2015. The purpose of the Option Plan is to offer certain employees and consultants of the Company or any affiliate the opportunity to acquire a proprietary interest in the Company by the grant of options to purchase shares of common stock. Stock options granted under the Option Plan may be Incentive Options or Non-Qualified Options, as determined by the Board at the time of grant of an option. Only employees can receive Incentive Options. The Option Plan is administered by the Board of Directors or by a committee appointed thereby. The vesting term is determined at the time of the individual grant.

The Option Plan has a term of ten years unless sooner terminated, amended or suspended by the Board, but no action by the Board shall be made which would materially impair the rights of any optionee under any grant previously made without his or her consent. The term of each option is the term stated in the option agreement; provided, however, that the term may not be more than ten years from the date of grant. However, in the case of an Incentive Stock Option granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company or any affiliate, the per share exercise price shall be no less than 110% of the fair market value per share on the date of grant. Options granted under the plan may be immediately exercisable, or may be exercisable in installments, as determined at the time of grant.

b)	Warrant Plan

The Board of Directors adopted the 2012 Warrant Plan (the “Warrant Plan”) on March 29, 2013 to offer certain consultants, investors and business partners of the Company or any affiliate the opportunity to acquire a proprietary interest in the Company by the issue of warrants to purchase shares of common stock. Warrants issued under the Warrant Plan may be immediately exercisable, or may be exercisable in installments, as determined by the Board at the time of issue. The Warrant Plan has a term of ten years. Warrants issued under the Plan have a maximum term of ten years from the date of issuance. The initial maximum aggregate number of Shares reserved and available for issuance under the Plan was 750,000. The per share exercise price upon exercise of a warrant is determined by the Board, but may not be no less than 100% of the fair market value per share on the date of issuance as determined by the Board. The vesting terms of a warrant, if any, are determined by the Board.

The purchase price upon exercise of a warrant may consist entirely of (i) cash, (ii) check, (iii) other shares, subject under certain circumstances to a holding period, and having a fair market value on the date of purchase equal to the aggregate exercise price, (iv) a promissory note in form and substance acceptable to the Board, with such obligation secured by such collateral as the Board may determine, all in the sole discretion of the Board, or (v) any combination of the foregoing methods of payment. Warrants may only be exercised while the business relationship between the Company and the grantee continues and for thirty days thereafter, or for twelve months in the case of disability of the grantee. The Company may offer to buy outstanding warrants. Warrants are not transferable and unexercised warrants are returned to the Warrant Plan. Corporate misconduct by the grantee immediately voids the warrant. The warrants have anti-dilution provisions in the event of a change in capitalization. Upon notice of a corporate liquidation, unvested warrants become vested, and any outstanding buyout offers cease.

The Plan may be amended or terminated by the Board, but such action may not affect outstanding warrants unless specifically provided for in the individual grant. The Warrant Plan required and received approval by the Company’s stockholders.

F-18

c)	2016 Plan

On May 10, 2016, the Board of Directors approved the adoption of the 2016 Omnibus Incentive Plan (the “2016 Plan”) and authorized the issuance of awards for up to 3,750,000 shares of common stock. The 2016 Plan was approved by the Company’s stockholders on June 26, 2016.

Stock options granted under the 2016 Plan may be Incentive Stock Options or Non-Qualified Options, as determined by the Board at the time of grant of an option. The vesting term is determined at the time of the individual grant. Awards granted may include options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and performance compensation awards to one or more optionees. Common stock underlying awards that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for awards under the 2016 Plan.

The 2016 Plan has a term of ten years from its effective date. In the case of an Incentive Stock Option granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company, the per share exercise price shall be no less than 110% of the fair market value per share on the date of grant and the life of the option grant shall not exceed 5 years. Options granted under the Plan may be immediately exercisable, or may be exercisable in installments, as determined at the time of grant.

Among other provisions in the 2016 Plan, if an employee’s employment with the Company terminates, but such person continues to provide services to the Company in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company.

F-19

3.	Preferred Stock Transactions

During the year ended December 31, 2016, the Company completed the following Series A Preferred Stock transactions:

•	An aggregate 1,230,000 shares of Series A were issued in connection with various subscription agreements with accredited investors for net proceeds to the Company of $615,000. In addition, the Company issued 200,000 shares of Series A in exchange for subscriptions receivable of $100,000.

•	An aggregate 255,000 shares of Series A were issued for various services with a fair value of $127,500.

•	The Company received $25,000 of the subscriptions receivable previously outstanding at December 31, 2015.

During the year ended December 31, 2015, the Company completed the following Series A Preferred Stock transactions:

a.	In July 2015, the Company received a subscription for 50,000 shares of its Series A at $0.50 per share in the amount of $25,000. This amount was recorded as a subscription receivable and accounted for as a reduction of Stockholders’ Deficit at December 31, 2015. The proceeds were received in January 2016.

b.	An aggregate 3,612,000 shares of Series A were issued in connection with various subscription agreements with accredited investors for net proceeds to the Company of $1,806,000.

c.	In the period from September 2015 through December 2015 an aggregate of 1,200,000 Series A were issued for various services at $0.50 per share in the total amount of $600,000.

d.	The Company issued 50,000 shares of Series A in partial settlement of an accrued liability in the amount of $25,000.

e.	The Company issued an aggregate 200,000 shares of its Series A to its landlord in connection with the modification of its lease agreement whereby the landlord agreed to accept shares of the Company’s Series A in lieu of cash for the lease period from May 1, 2015 through April 30, 2016. The grant date fair value of $100,000 was recorded by the Company as a prepaid expense and is being amortized to rent expense over the above term.

f.	The Company issued an aggregate of 1,319,000 shares of Series A as a result of conversions of convertible debt and accrued interest at a price of $0.50 per share in the total amount of $659,500.

4.	Common Stock Transactions

During the year ended December 31, 2016, the Company completed the following common stock transactions:

a.	The Company issued an aggregate of 575,000 shares of common stock with an aggregate relative value of $403,247 in conjunction with the issuance of bridge notes.

F-20

b.	The Company issued 371,975 shares of common stock with an aggregate value of $520,764 as the second payment installment associated with the purchase of certain intangible assets from Allsay.

During the year ended December 31, 2015, the Company completed the following common stock transactions:

a.	500,000 common shares, valued at $2,000, were cancelled as a result of abandoning a services agreement.

b.	50,000 shares of common stock with a grant date fair value of $100,000 were issued to a member of the Company’s Board of Advisors for services. The shares were fully vested on the grant date, July 8, 2015. The Company included the value in stock-based compensation in the accompanying consolidated statement of operations for the year ended December 31, 2015.

c.	The Company issued 200,000 shares of common stock with an aggregate value of $280,000 as the first payment installment associated with the purchase of certain intangible assets from Allsay.

5.	Stock Options

On October 15, 2015, the Board of Directors extended for a three-year period the expiration date of certain stock options previously granted pursuant to the 2012 Stock Option Plan outstanding on that date. All other terms and conditions remained unchanged. A total of 2,056,250 of such options were extended which included 1,756,250 issued on December 31, 2014 and prior and 300,000 were granted between January 1, 2015 and October 15, 2015. The Company recorded a charge to the consolidated statement of operations in connection with the modification during the year ended December 31, 2015 in the amount of $107,506. In addition, options to purchase 75,000 common shares at $2.00 per share were granted to employees in the six month period ended December 31, 2015.

The following table represents the Company’s stock option activity for the years ended December 31, 2016 and 2015:

	Stock Options		Intrinsic	Weighted Average Exercise Price
			Value
	Outstanding	Exercisable	All Options	Outstanding	Exercisable

Balance, January 1, 2015	2,087,500	1,460,938	$1,260,000	$1.36	$1.28
Granted	650,000			1.12	-
Exercised	-			-	-
Forfeited	(500,000)			1.92	-
Balance December 31, 2015	2,237,500	1,850,000	779,000	1.44	1.32
Granted	1,824,722			2.58	-
Exercised	-			-	-
Forfeited	(1,905,972)			2.44	-
Balance December 31, 2016	2,156,250	1,718,750	$425,000	1.54	1.42

The aggregate grant date fair value of stock options granted during the years ended December 31, 2016 and 2015 was $ 177,704 and $309,068, respectively. The weighted average remaining contractual term of options outstanding at December 31, 2016 was 2.99 years. The weighted average remaining contractual term of options exercisable at December 31, 2016 was 2.75 years.

For the years ended December 31, 2016 and 2015, stock-based compensation related to stock options totaled $159,480 and $314,113, respectively. As of December 31, 2016, total unrecognized stock option compensation expense is $53,448 which will be recognized as those options vest over a weighted average period of approximately 2.4 years. The amount of future stock option compensation expense could be affected by any future option grants or by any option holders leaving the Company before their grants are fully vested. No income tax benefits were recognized in the years ended December 31, 2016 and 2015 due to operating losses and operating loss carry-forwards available to offset income.

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Volatility is based on average historical volatilities for public companies in similar industries over the expected term of the options. The expected term of employee options represents the period of time that options granted are expected to be outstanding using the "plain vanilla" method. For non-employee options, the contractual term is used. The risk-free rate is for periods within the contractual life of the options and is based on the United States Treasury yield curve in effect at the time of grant. The Company recognizes forfeitures as they occur.

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The Black-Scholes assumptions with respect to the valuation of stock options granted and extended are as follows:

	December 31,
	2016	2015

Term	2.50-3.75 years	0.11 - 3.68 years
Risk-free interest rate per annum	0.83%- 1.32%	0.32% - 1.12%
Volatility	34.05%	32.65% - 47.80%
Expected dividend yield	-	-

6.	Common Stock Purchase Warrants

During the year ended December 31, 2015, the Company granted 212,500 warrants to members of its Board of Advisors and Directors for past services performed and 187,500 warrants for legal and other services performed. The warrants were fully vested on the grant date and had a grant date fair value of $168,402.

The following table presents the Company’s common stock warrant activity for the years ended December 31, 2016 and 2015:

			Weighted Average
	Warrants		Exercise Price
	Outstanding	Exercisable	Outstanding	Exercisable

Balance, January 1, 2015	$522,083	$522,083	$1.84	$1.84
Granted	600,000	600,000	2.00	2.00
Exercised	-	-	-	-
Forfeited/expired	(175,000)	(175,000)	1.56	1.56
Balance, December 31, 2015	947,083	947,083	2.00	2.00
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/expired	(200,000)	(200,000)	2.00	2.00
Balance, December 31, 2016	747,083	747,083	1.58	1.58

The weighted average remaining contractual life of warrants outstanding and exercisable at December 31, 2016 was 3.31 years.

The Company recorded stock-based compensation related to warrant grants of $0 and $171,520, respectively, during the years ended December 31, 2016 and 2015.

The fair value of each warrant grant is estimated at the date of grant using the Black-Scholes option pricing model. Volatility is based on average historical volatilities for public companies in similar industries over the expected term of the options. The contractual term is used for the life of each warrant. The risk-free rate is for periods within the contractual life of the warrants and is based on the United States Treasury yield curve in effect at the time of grant.

The Black-Scholes assumptions with respect to the valuation of warrants granted are as follows:

December 31,
	2016	2015

Term	N/A	5 years
Risk-free interest rate per annum	N/A	0.34%-1.71%
Volatility	N/A	38.6%-39.4%
Expected dividend yield	N/A	-

F-22

(I)	Income Taxes

The income tax provision (benefit) consists of the following:

	For the Years Ended
	December 31,
	2016	2015
Federal:
Current	$-	$-
Deferred	(1,527,886)	(1,170,299)

State and Local:
Current	-	-
Deferred	(197,726)	(149,936)
	(1,725,612)	(1,320,235)
Change in valuation allowance	1,725,612	1,320,235
Income tax provision (benefit)	$-	$-

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

	For the Years Ended December 31,
	2016	2015
Net operating loss carry forwards	$3,492,179	$1,779,190
Stock-based compensation	3,989,248	3,922,930
Intangible assets	286,994	-
Accrued expenses and other	128,679	469,368
Gross deferred tax assets	7,897,100	6,171,488
Less: Valuation allowance	(7,897,100)	(6,171,488)
Deferred tax asset, net of valuation allowance	$-	$-

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	For The Years Ended
	December 31,
	2016	2015

U.S. statutory federal rate	(34.00)%	(34.00)%
Oregon state income tax, net of federal benefit	(6.15)%	(4.40)%
Permanent differences	3.07%	1.40%
Prior period true-up	0.41%	0.00%
Change in valuation allowance	36.67%	37.00%
Effective tax rate	0.00%	0.00%

For the years ended December 31, 2016 and 2015, the valuation allowance increased by approximately $1,725,612 and $1,320,235, respectively.

The Company files income tax returns in the United States federal jurisdiction, and an Oregon Corporation Excise tax return. The income tax returns filed by the Company for 2013 and later are subject to examination by the applicable taxing authorities.

The Company has available at December 31, 2016 and 2015, aggregate net operating loss carryforwards of approximately $8,800,000 and $4,600,000, respectively. Such losses may be applied against future taxable income and expire in the period 2032 through 2036.

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The net operating loss carryovers may be subject to annual limitations under Internal Revenue Code Section 382, and similar state provisions, should there be a greater than 50% ownership change as determined under the applicable income tax regulations. The amount of the limitation would be determined based on the value of the company immediately prior to the ownership change and subsequent ownership changes could further impact the amount of the annual limitation. An ownership change pursuant to Section 382 may have occurred in the past or could happen in the future, such that the NOLs available for utilization could be significantly limited. The Company will perform a Section 382 analysis in the future.

(J)	Commitments and Contingencies

1.	Legal Matters

In the normal course of business the Company may be involved in certain legal proceedings, claims and assessments arising in the ordinary course of business.

In June 2012, the Company entered into a Registration and Share Purchase Agreement (the “Agreement”) with a business development company (“BDC”) whereby the BDC was obligated to assist the Company with the completion and filing of a registration statement with the Securities and Exchange Commission. The BDC was to receive 2,000,000 shares of the Company in consideration for the services to be provided, which included the cost of all the legal, accounting and other costs associated with such process. The Company believes that the BDC failed to fulfill its obligations under the agreement, despite numerous efforts by the Company to obtain their performance. On April 17, 2015, the Company notified the BDC that as a result of its failure of performance, it had no entitlement to any shares and no stock certificates were issued.  On or about March 31, 2017, the BDC filed a complaint in a Minnesota district court alleging that the Company had breached the Agreement by not providing certain key documents to the BDC, so the BDC was unable to fulfill its obligations.  The BDC is seeking damages in an amount over $50,000 and a determination of the status and value of its stock ownership in the Company.  The Company sees no merit in the claims asserted and intends to vehemently defend against the allegations made in the complaint.  The Company does not believe an accrual for a loss associated with this matter is necessary at this time.

On or about March 21, 2017, an individual plaintiff filed a complaint in an Oregon state court against the Company and certain of its officers and directors alleging fraud in connection with a promissory note issued on or around June 29, 2016, seeking a return of $400,000 in funds advanced to the Company and interest under such promissory note despite the fact that the note has not yet reached maturity. The Company, as well as, the named officers and directors, see no merit in the claims asserted and intend to vehemently defend against the allegations made in the complaint.

2.	Minimum Lease Commitments

On January 1, 2013, the Company entered into an operating lease for office space and light warehouse and video production facilities in Portland, Oregon. As amended, the lease had a term of forty months through April 30, 2016. For the calendar year 2013, base monthly rent was $6,222, with rent abated for the first three months of the lease term. Effective January 1, 2014, minimum base rent was increased to $8,571. The lease is designated as a modified net lease under which the Company is required to pay its proportionate share of increases in real estate taxes, cost of living indexes and building operating expenses measured against applicable base years as defined.

In May 2015, the Company and the landlord modified the terms of the lease agreement, whereby the Company agreed to issue an aggregate 200,000 shares of its Series A in lieu of cash for the lease period from May 1, 2015 through April 30, 2016. The grant date fair value of the shares issued was $100,000.

The Company extended this lease on a month-to-month basis effective May 1, 2016 at monthly rental payments of $11,500 plus its pro-rata share of the expenses of the building directors, see no merit in the claims asserted and intend to vehemently defend against the allegations made in the complaint.

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3.	Best Efforts Regulation A+ Offering

The Company has signed an Underwriting Agreement (“UA”) dated July 11, 2016 with W.R. Hambrecht + Co., LLC (“Hambrecht”) to act as its underwriter to issue and sell a minimum of 200,000 and up to a maximum of 10,000,000 shares of its common stock to investors in an initial public offering pursuant to a Tier Two Regulation A+ offering on a best efforts basis only. Minimum gross proceeds of $1 million must be raised by October 9, 2016 or, by its terms, the offering will terminate. The offering may be extended upon agreement with the underwriter and upon completion of certain filings with and approval from the Securities and Exchange Commission. There can be no assurance provided by the Company that it will be successful in receiving proceeds in such an offering.

The UA is to remain in effect for one year, unless terminated earlier under certain circumstances. The underwriter shall act on a “best efforts” basis and serve as the lead placement agent on the offering. For the advisory portion of its services the underwriter was paid $10,000 per month through December 31, 2015 for a total of $50,000 in advisory fees. This amount will be offset against any commissions earned by Hambrecht under the UA. The UA provides for an underwriting fee of 5% of the gross proceeds and five-year warrants to purchase common shares equal to 5% of the total number of shares offered in the final offering statement with an exercise price at a fifteen percent premium to the offering price. The Company is responsible for all fees associated with the offering without exception, except for legal fees related to the qualification of the securities offered under state securities laws and FINRA clearance, which separate fees shall not exceed $30,000. The Company is required to reimburse the underwriter, on request, for any fees paid on its behalf whether or not the offering is consummated.

The UA was terminated on August 1, 2016, and no advisory and underwriting fees were paid in the fiscal year ended December 31, 2016.

4.	Proposed Public Offering – Letter of Intent - Philippines

The Company has signed a letter of intent (“LOI”), dated May 4, 2016, with an investment bank in the Philippines to act as lead underwriter for the Company’s planned public offering of its common shares in the Philippines and listing on the Philippines Stock Exchange. There can be no assurance that the Company will be successful in completing such an offering and listing.

The LOI expired on August 1, 2016, but was subsequently extended until December 31, 2016. The LOI may be cancelled on 30 days’ advance notice by either party. The underwriter shall act on a “best efforts” basis and serve as the exclusive placement agent on the Philippine Stock Exchange (“PSE”). The LOI requires the execution of a definitive underwriting agreement within 14 days of the receipt of all approvals, including without limitation of the PSE and the Philippines SEC, provides for an underwriting fee of 5% of the funds raised by the Philippines underwriter and five-year warrants to purchase common shares equal to 5% of the total number of shares sold and registered on the PSE. The Company intends to raise an aggregate amount in the Philippines public offering and the offering described in Note H.1 herein that does not exceed $50 million. The Company is responsible for regulatory, legal, accounting and audit fees and other out-of-pocket expenses of the Philippines public offering. The Company is required to reimburse the Philippines underwriter, on request, for any fees paid on its behalf whether or not the offering is consummated. Investors in the Philippines or elsewhere who receive general solicitation not targeted at the Philippines and who invest other that through the Philippines underwriter will not be part of the Philippines public offering.

The LOI expired on December 31, 2016.

5.	Executive Employment Agreements

The Board of Directors approved and the Company has entered into the following executive employment agreements:

The Company entered into an executive employment agreement with its Chief Executive Officer and Chairman, Mr. Stanley W. Fields (the “CEO”). Mr. Fields had previously been serving in that capacity and as a director of the Company. The term of the agreement expires on April 30, 2017, after which Mr. Fields will continue as the CEO until the agreement is renewed at the next meeting of the Board of Directors. The annual compensation in connection with the agreement with the CEO shall be at the rate of $200,000 per annum and will be reviewed upon the Company completing a sale of its common stock of $5,000,000 or more. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Reg A+ transaction and listing on the NASDAQ Capital Markets.

F-25

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the CEO equal to the greater of: (i) the CEO’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the CEO in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the CEO that remain subject to vesting shall become fully vested.

In the event of termination by CEO for Good Reason, as defined in the agreement, the CEO is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding paragraph shall be four months.

If this agreement is terminated by CEO other than for Good Reason or if this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the CEO, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the CEO shall forever cease to vest as of the termination date.

During the term of the agreement and for 18 months after termination for whatever reason, the CEO is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

In May 2016, the Company entered into an employment agreement with Mr. Geoff Campbell as its President (the “President”). The term of the agreement with the President expires on April 30, 2017. Annual compensation shall be at the rate of $175,000 per annum and will be reviewed upon the Company completing a sale of its common stock exceeding $5,000,000, and shall be adjusted to remain consistent with other corporate executives. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets Exchange.

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the President equal to the greater of: (i) the President’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the President in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the President that remain subject to vesting shall become fully vested. In the event of termination by President for Good Reason, as defined in the agreement, the President is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding paragraph shall be four months.

If this agreement is terminated by President other than for Good Reason or if this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the President, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the President shall forever cease to vest as of the termination date. The President would have the right to exercise options vested as of the termination date for 90 days thereafter.

During the term of the agreement and for 18 months after termination for whatever reason, the President is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

F-26

In addition, on May 10, 2016, the President was granted 963,932, options under the Company’s 2016 Plan to acquire an equal number of common shares at $2.80 per share. The options expired unexercised as of December 31, 2016.

Mr. Campbell resigned effective September 23, 2016 and Mr. Fields assumed his responsibilities.

In May 2016, the Company entered into an employment agreement with Mr. Myron Landin as its Chief Financial Officer (the “CFO”). The term of the agreement with the CFO expires on November 1, 2016. Annual compensation shall be at the rate of $120,000 per annum and will be reviewed upon the Company completing a sale of its common stock exceeding $5,000,000, and shall be adjusted to remain consistent with other corporate executives. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets Exchange.

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the CFO equal to the greater of: (i) the CFO’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the CFO in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the CFO that remain subject to vesting shall become fully vested. In the event of termination by CFO for Good Reason, as defined in the agreement, the CFO is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding section 6.c.(a)(ii) shall be four months.

If this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the CFO, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the CFO shall forever cease to vest as of the termination date. The CFO would have the right to exercise options vested as of the termination date for 90 days thereafter.

Notwithstanding the foregoing, either party may terminate the agreement on 60 days advance notice. Following the 60 day notice period, all compensation owed to CFO shall cease except that if CFO’s last day of employment is after the 15th day of any month, CFO’s compensation will continue through the end of that month.

During the term of the agreement and for 18 months after termination for whatever reason, the CFO is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

In addition, on May 10, 2016, the CFO was granted 360,791 options under the Company’s 2016 Plan to acquire an equal number of common shares at $2.80 per share. Of the total options granted, 210,462 were vested and exercisable at the date of grant and the remainder vest and become exercisable at the rate of 25,055 per month commencing June 1, 2016 until fully vested on November 1, 2016. The options expire October 31, 2020 unless the CFO is terminated for Cause. The options expired unexercised as of December 31, 2016.

Mr. Landin’s employment agreement terminated on November 1, 2016 and Mr. Fields became the Company’s principal financial officer.

6.	Regulatory Filings

The Company may be delinquent in filing certain of its Forms W-2’s and/or 1099’s. Should the Company determine these forms were required to be filed, it may incur late filing penalties.

7.	Other Matters

During the year ended December 31, 2013, the Company entered into a Settlement Agreement and General Release of All Claims with a former employee. In connection with the settlement, the Company agreed to (a) issue the former employee options to purchase 50,000 shares of common stock and (b) pay the former employee an aggregate $110,000 upon the completion of specific capital raising targets. The $110,000 is included in accrued expenses on the accompanying consolidated balance sheets as of December 31, 2016 and 2015.

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(K)	Subsequent Events

In January 2017, the Company issued 100,000 common shares to the Company’s landlord in consideration of a partial abatement of rent.

During January 2017, the Company issued an additional $200,000 of unsecured Bridge Notes to accredited investors. In conjunction with the issuance of the Bridge Notes, the Company immediately issued 100,000 shares of common stock with a relative fair value of $35,065, which was recorded as a debt discount.

On February 17, 2017, the Company issued, for cash received, a $50,000 unsecured promissory note bearing interest at a rate of 1.667% per month, with minimum interest of $2,500. The note matures upon the Company raising a minimum of $4 million in its Regulation A+ public offering. If the maturity date doesn’t occur within one year of the issuance of this note, the note shall mature upon payee’s demand. The Company issued 25,000 shares of common stock to the note holder as additional consideration.

On March 6, 2017, the Company issued to the Founding Director, for cash received, a $1,150,000 March 2017 Note, bearing interest at a rate of 1.0% per month, due the first business day after the Company has received $8 million in this offering. In the event that the Company does not raise $8 million in this offering by March 6, 2018, the March 2017 Note will be due on demand. Upon maturity and repayment of the March 2017 Note, the Company will pay to the Founding Director all principal plus interest on the March 2017 Note. In connection with its receipt of proceeds from the March 2017 Note, the Company issued to the Founding Director 250,000 shares of Common Stock.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Second Amended and Restated Certificate of Incorporation	1-A/A	2.1	July 8, 2016
2.2	Amended and Restated Bylaws	1-A/A	2.2	July 8, 2016
2.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	1-A/A	2.3	July 8, 2016
3.1	Form of Common Stock Purchase Warrant	1-A/A	3.1	July 8, 2016
4.1	Form of Subscription Agreement	1-A/A	4.1	June 10, 2016
6.1	2012 Stock Option Plan	1-A/A	6.1	June 10, 2016
6.2	2012 Warrant Plan	1-A/A	6.2	June 10, 2016
6.3	Form of 15% Secured Convertible Promissory Notes, as amended	1-A/A	6.3	June 10, 2016
6.4	Executive Employment Agreement, executed May 25, 2016, between the Company and Stanley W. Fields	1-A/A	6.4	June 10, 2016
6.5	Executive Employment Agreement, executed May 25, 2016, between the Company and Geoff Campbell	1-A/A	6.5	June 10, 2016
6.6	Memorandum of Asset Purchase and Sale Agreement, dated November 17, 2015, by and between NewsBeat Social, Inc. and AllSay, Inc., as amended	1-A/A	6.6	June 10, 2016
6.7	2016 Omnibus Incentive Plan	1-A/A	6.7	June 10, 2016
6.8	Form of June 2016 Unsecured Promissory Notes	1-A/A	6.8	June 10, 2016
6.9	Form of Unsecured Promissory Note under Bridge Financing	1-A/A	6.9	July 8, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 1, 2017.

NEWSBEAT SOCIAL, INC.

By:	/s/ Stanley W. Fields
Name: Stanley W. Fields
Title: Chief Executive Officer and Chief Accounting Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates inidicated.

/s/ Stanley W. Fields	Dated: May 1, 2017
Name: Stanley W. Fields
Title: Chief Executive Officer and Chief Financial Officer and Director

/s/ Colt Melby	Dated: May 1, 2017
Name: Colt Melby
Title: Director

/s/ Kurt Thomet	Dated: May 1, 2017
Name: Kurt Thomet
Title: Director

/s/ Murray G. Smith	Dated: May 1, 2017
Name: Murray G. Smith
Title: Director